SELECTED FINANCIAL DATA
(in thousands of dollars, except share data)

                                                  Year ended August 31,
--------------------------------------------------------------------------------
                                           2005            2004           2003
--------------------------------------------------------------------------------
Total net revenues                      $ 385,070       $ 449,938      $ 214,272
--------------------------------------------------------------------------------
Net (loss) earnings                       (74,070)         23,512         16,833
--------------------------------------------------------------------------------
(Loss) earnings per share
--------------------------------------------------------------------------------
Basic                                       (1.32)           0.42           0.33
--------------------------------------------------------------------------------
Diluted                                     (1.32)           0.42           0.31
--------------------------------------------------------------------------------
Total assets                              297,845         317,257        223,661
--------------------------------------------------------------------------------
Total debt                                 60,962          27,754         32,022
--------------------------------------------------------------------------------

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TABLE OF CONTENTS

Pg3  - Letter to the Shareholders

pg7  - Management's Discussion and Analysis

pg22 - Auditor's Report

pg23 - Consolidated Financial Statements

pg27 - Notes to Consolidated Financial Statements

pg51 - Board of Directors and Officers

pg52 - Corporate Information and Manufacturing Plants

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Dear Fellow Shareholders:

2005 was a challenging year for CoolBrands International during which the Company's financial results reflected the loss of two significant brands, as well as unfavorable industry dynamics throughout the year. As we move forward, our strategy is to aggressively rebuild and refocus our brand portfolio. We began implementing this strategy during 2005 by acquiring Breyers Yogurt, an established brand in a high growth category and a manufacturing platform for further refrigerated products brand introductions. In 2006, we plan to continue implementing this strategy by:

      - Introducing a new all natural reformulation of Breyers "Fruit On The Bottom" Yogurt and a nutritionally enhanced reformulation of Breyers Light Yogurt with probiotic benefits;

      - Launching a broad range of new Godiva Ice Cream offerings in pints and, for the first time, chocolate coated ice cream bars;

      - Building national distribution for Yoplait Frozen Yogurt and Cereal Bars; and

      - Rolling out an exciting new line of "better for you" frozen snacks for kids featuring popular Disney characters under license from Disney Consumer Products, our newest licensing partner.

Operating results

In 2005, the Company adopted generally accepted accounting principles in the United States ("U.S. GAAP") and changed its reporting currency from Canadian dollars to U.S. dollars. For comparative purposes, our historical financial statements and amounts have been restated to reflect these changes.

For fiscal 2005, net revenues declined to $385,070,000 as compared with $449,938,000 for fiscal 2004, a 14.4% decrease. The net loss for fiscal 2005 was $74,070,000 ($1.32 basic and diluted loss per share) as compared with net earnings of $23,512,000 ($0.42 basic and diluted earnings per share) for fiscal 2004.

Our 2005 results were adversely affected by the non-cash pre-tax asset impairment charge of $55,525,000 (Nil in 2004), which resulted from the impairment of goodwill and intangible assets related to the Company's frozen dessert and franchising segments.

The decrease in net revenues for fiscal 2005 reflects the decrease in net sales and the decreases in drayage income. Net sales for fiscal 2005 declined by 10.3% to $364,686,000 in 2005 as compared with $406,470,000 for 2004. This decrease reflects a reduction in sales volume, as well as an increase in trade promotion payments to customers for promotions with consumers. The decline in net sales came principally from the discontinuation of sales of Weight Watchers Smart Ones brand products and the decline in sales of Atkins brand products, but declines also came from our other frozen dessert brands. These sales declines were partially offset by sales from newly introduced frozen dessert products, the acquisition of the Breyers Yogurt business on March 27, 2005 and the increase in sales as a result of the change in the business arrangement with Dreyer's Grand Ice Cream Holding, Inc. ("Dreyer's"). Effective September 1, 2004, CoolBrands began purchasing products from Dreyer's and selling those products to customers at wholesale, instead of delivering products to customers on a drayage basis, except for Dreyer's scanned based trading customers which continue to be delivered on a drayage basis.

Gross profit percentage for fiscal 2005 declined to 0.8% as compared to 19% for fiscal 2004, primarily due to (1) the increase in trade promotion payments to customers, (2) write downs for obsolete and slow moving inventories, (3) the impact of fixed overhead costs in our manufacturing and distribution operations resulting from the decrease in sales, and (4) product mix changes. Selling, general and administrative expenses for fiscal 2005 increased as a percentage of revenues to 13.6% as compared to 11.5% for fiscal 2004 primarily due to the decline in revenues and certain write offs related to inactive or expired license agreements. In accordance with U.S. GAAP, the Company recognized $1,918,000 and $30,983,000 in stock-based compensation expense representing the estimated fair value of stock options earned during 2005 and 2004, respectively.

Cash and working capital

Cash, investments and restricted cash decreased to $41,562 at August 31, 2005 from $64,327 at August 31, 2004. Working capital declined to $28,469 at August 31, 2005 from $118,138. CoolBrands' current ratio declined to 1.2 to 1 at August 31, 2005 from 2.6 to 1 at August 31, 2004. These changes in current assets and current liabilities are attributable to the use of cash and short term debt to finance the Company's acquisitions and fixed asset purchases.

Comparability of results

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The Company's 2005 financial  statements  reflect the March 27, 2005 acquisition of the Breyers Yogurt business. This acquisition was accounted for under the purchase method of accounting and the 2005 Consolidated Statement of Operations includes the results of this acquisition from the date of acquisition. In fiscal 2005, the revenues and operating results from the Breyers Yogurt business represent five months of activity as compared with no activity in fiscal 2004. The third quarter of fiscal 2006, ending May 31, 2006, will be the first quarter following this acquisition in which the Consolidated Statement of Operations for the quarter can be directly compared with the prior-year period.

Corporate Governance Changes

As previously announced, following the election of additional independent directors at the last annual and special shareholders' meeting, the board of directors of CoolBrands formed a Corporate Governance Committee consisting of three independent directors to review CoolBrands' corporate governance practices and to recommend changes with respect to these practices to the board of directors.

Based on the recommendations of the Corporate Governance Committee, CoolBrands is instituting the following changes and initiatives:

- Collapse of Dual Class Structure - CoolBrands will propose a special resolution to its holders of multiple voting shares and holders of subordinate voting shares at the upcoming annual and special meeting scheduled for February 27, 2006. If passed, the special resolution will result in the change of each multiple voting share and each subordinate voting share into one common share on May 31, 2007, unless the independent directors of CoolBrands unanimously determine to effect the change earlier. Aaron Serruya, Michael Serruya, David Smith and David Stein, and entities affiliated with them (collectively, the "Management MVS Holders"), have each entered into a voting agreement with the Corporation pursuant to which they each agreed to vote all of the shares that they beneficially own or control in favour of the special resolution. The Management MVS Holders beneficially control, in the aggregate, 5,986,043 multiple voting shares (representing approximately 99% of the issued and outstanding multiple voting shares) and 120,449 subordinate voting shares (representing less than 1% of the issued and outstanding subordinate voting shares). Currently, each multiple voting share carries 10 votes, and each subordinate voting share carries one vote. Following the change to the Corporation's dual class structure becoming effective, each common share will carry one vote. The change will not result in any conversion premium being paid to the holders of the multiple voting shares.

- Board Representation Agreement and Trust Agreement - upon the change to the Corporation's dual class structure becoming effective, these agreements will terminate. In the meantime, the parties have agreed that all nominations for membership on the board of directors of the
      Corporation made by the Corporation will be made by the Corporate Governance Committee. Copies of the Board Representation Agreement and the Trust Agreement are available on the Internet at www.sedar.com.

- Continuance under the Canada Business Corporations Act - at its upcoming annual and special meeting, CoolBrands will propose a special resolution to its holders of multiple voting shares and holders of subordinate voting shares to continue the Corporation under the Canada Business Corporations Act. If passed, this will allow the Corporation to be governed by a more modern corporate statute than the Nova Scotia Companies Act, under which the Corporation is currently organized.

- Lead director - as previously announced, the Corporation has appointed Robert E. Baker as lead director of the board of directors of CoolBrands. The board of directors has also adopted written terms of reference for the position of lead director and for the Co-Chairmen of the Corporation.

- Committee Charters - the board of directors has adopted written charters for each of the Audit Committee, Compensation Committee and Corporate Governance Committee.

- Code of Conduct - the board of directors has adopted a corporate Code of Conduct which applies to all employees, officers and directors of the Corporation.

As part of the Corporate Governance Committee's ongoing mandate, it will continue to monitor the Corporation's corporate governance practices and those of "best practices" with a view to making further recommendations from time to time as it determines appropriate. Copies of the voting agreement entered into by the Corporation and the Management MVS Holders, the terms of reference of the Lead Director and the Co-Chairmen, the committee charters and CoolBrands' Code of Conduct are all available at www.coolbrandsinc.com.

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  I  am  pleased  that  our  Company  is  continuing  to  act on  the governance recommendations of our Board of Directors. The Board's commitment to adoption of better governance practices will help make CoolBrands better able to deliver the best possible results for our shareholders. These best practice corporate governance changes, and in particular the elimination of the dual class share structure, are further steps in management's and the board of directors' commitment to the partnership we are building with all our shareholders. Although we considered an immediate collapse of the dual class share structure, the board of directors and management, after careful consideration over several months, determined that an immediate action could jeopardize the Company's ability to stabilize the business and maximize value for our shareholders, given the several extraordinary events of the past year, including the loss of the Weight Watchers product line, the untimely death of our former Co-Chairman Richard Smith, and the need to refocus and reinvigorate our business plan and strategy.

Divestiture of Non-Core Business Assets

As part of these rebuilding efforts, CoolBrands continues to evaluate disposition of various non-core business assets. As a result of this evaluation process, on December 23, 2005, the Company divested substantially all of its franchising division for cash consideration of $8,000,000 to International Franchise Corp., a company headed by Mr. Aaron Serruya. As a result of this transaction, Mr. Serruya is no longer an executive officer of CoolBrands but he remains on the board of directors of CoolBrands.

After a very difficult 2005, during which our results fell far short of expectations formed on the basis of our past record of success, all of us at CoolBrands International are committed to returning the Company to an upward trajectory of growth and profitability. We believe our strategy is sound and we will spare no effort in 2006 and beyond as we work to achieve that objective.

David J. Stein
President, CEO and Co-Chairman
of CoolBrands International Inc.

                                                                               5

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ESKIMO PIE

In 1921, Eskimo Pie created the frozen novelty industry with the invention of the world's first chocolate covered ice cream bar.

GODIVA ICE CREAM

The world's best chocolate is also the world's best chocolate ice cream, and now the world's best chocolate covered ice cream bar.

BREYERS YOGURT

America's second leading brand for "fruit-on-the-bottom" yogurt, with a strong heritage of high quality, all natural dairy products.

NO PUDGE

New and delicious - low-fat, low-carb and no sugar added. Giant ice cream novelties that uniquely fit everyone's diet plan. True indulgence without the guilt.

WHOLE FRUIT SORBET

The leading brand nationwide for all natural fruit sorbet sold in pint sized containers.

SNAPPLE ON ICE POPS

New Regular and No Sugar Added varieties, available in popular Snapple flavors. The best flavors on earth made for some of the best people on earth.

CRAYOLA COLOR POPS

New Regular and No Sugar Added varieties naturally fat-free and with vitamins A, C and E. A highly recognized, world-class brand trusted by moms and kids around the world.

CHIPWICH

The chocolate chip cookie ice cream sandwich that created the premium frozen snack category.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
(Tabular amounts expressed in thousands of dollars, except per share data)

This management's discussion and analysis ("MD&A") addresses the results of operations and financial position of CoolBrands International Inc. ("CoolBrands" or the "Company") for the fiscal year ended August 31, 2005 compared to the fiscal year ended August 31, 2004. This MD&A is dated December 13, 2005 and has been approved by the board of directors of CoolBrands on the recommendation of the Audit Committee.

This MD&A should be read in conjunction with the Company's audited consolidated financial statements and the related notes, which may be accessed on the Internet at www.sedar.com. Additional information relating to the Company, including the Company's Annual Information Form, can also be accessed on the SEDAR website.

Unless otherwise indicated, all financial information herein is prepared in accordance with United States generally accepted accounting principles and all dollar amounts referred to herein are in thousands of United States dollars, except per share data.

The information in this document contains certain forward-looking statements with respect to CoolBrands International Inc., its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget" "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting CoolBrands specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the tastes and preferences of the global retail consumer of CoolBrands' products; the ability of CoolBrands to be competitive in the highly competitive U.S. market for frozen dessert fluctuations in consumption of CoolBrands' products and services as a result the seasonal nature of the frozen dessert industry; the ability of CoolBrands to retain or acquire shelf space for its products in supermarkets, club stores and convenience stores; the ability of CoolBrands to effectively manage the risks inherent with mergers and acquisitions; the effect on foreign operation of political, economic and regulatory risks; currency risk exposure; the ability to recruit and retain qualified employees; changes in prices for raw materials; the ability of CoolBrands to pass on cost increases resulting from inflation and other risks described from time to time in publicly filed disclosure documents of CoolBrands and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. CoolBrands disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

Business strategy

The Company manufactures and distributes ice cream, sorbet, frozen yogurt and fresh yogurt and other refrigerated and frozen dairy-based snacks. The Company's line of ice cream and frozen dessert products is marketed throughout the United States and select markets in Canada and Europe. The "Breyers Yogurt" line of refrigerated yogurt products is marketed primarily in the eastern United States. The Company also manufactures and/or distributes frozen and refrigerated products for other companies (the "Partner Brands").

The Company's marketing strategy is based on management's belief that superior brand image can be combined with high quality and product innovation to develop products in the refrigerated and frozen snack food categories that will earn consumers' loyalty and deliver attractive margins and long-term revenue growth to the Company, and that brand licensing arrangements can help reduce costs, accelerate growth and maximize opportunities for success in building significant market share for the Company's products. The Company's objective is to develop brands - both owned and licensed, in both the frozen and refrigerated snack foods categories - that deliver these benefits to the Company and consumers of the Company's products.

Brand portfolio

The Company's brands include, among others, the following:

Breyers Yogurt. America's second leading brand for "fruit-on-the-bottom" yogurt, with a strong heritage of high quality, all natural dairy products. This brand, which the Company acquired from Kraft Foods in March 2005, is manufactured and distributed under license from Unilever. The Company's yogurt portfolio also includes the "Creme Savers Yogurt" product line manufactured and sold under license from Wm. Wrigley Jr. Company.

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Eskimo Pie. The original  chocolate-coated  ice cream bar,  invented in 1921 and still one of the nation's best known ice cream snack brands. Eskimo Pies come in regular and no-sugar-added varieties, and have proven especially popular with diabetic consumers. The Company acquired the Eskimo Pie brand when it acquired Eskimo Pie Corporation in October 2000.

Chipwich. The chocolate chip cookie ice cream sandwich that created the premium frozen snack category, Chipwich was acquired by the Company in July 2002.

Whole Fruit Sorbet. The leading brand nationwide for all natural fruit sorbet sold in pint sized containers, Whole Fruit Sorbet was acquired from Dreyer's in July 2003.

Godiva Ice Cream. The Company acquired the license rights to the Godiva trademark for ice cream from Dreyer's in July 2003 and manufactures and distributes Godiva Ice Cream in pints and ice cream bars under license from Godiva Chocolatier, Inc.

No Pudge! Frozen Snacks. In 2005, the Company introduced its "No Pudge!" line of low fat frozen snacks under license from No Pudge! Foods, Inc., marketers of the popular low fat brownie mix.

Tropicana Fruit Bars. Since 1997, the Company has manufactured and distributed Tropicana fruit bars under license from Tropicana Products, Inc.

Snapple On Ice Pops. In 2005, the Company introduced its "Snapple On Ice" line of frozen juice pops, under license from Snapple Beverage Corp.

Crayola Color Pops. In 2005, the Company introduced its "Crayola Color Pops" line of frozen snacks, under license from Binney & Smith Properties, Inc.

The Company has continuously pursued acquisitions and new brand licensing partnerships in an effort to keep pace with rapid changes in consumer preferences and new trends in the snack food industry. During 2002, the Company acquired Chipwich and Fruit-a-Freeze. During 2003, the Company acquired three super-premium brands from Dreyer's Grand Ice Cream: Dreamery Ice Cream, Whole Fruit Sorbet and the license for Godiva Ice Cream. During 2004, as low-carb dieting became a powerful force throughout the food industry, the Company entered into a license with Atkins Nutritionals, Inc. to manufacture, sell and distribute Atkins Endulge super premium ice cream products for carb-conscious consumers. This license enabled the Company to realize significant revenue and earnings growth in 2004. However, in 2005 the rapid decline in low-carb dieting led to a similarly rapid decline in the Company's sales of Atkins Endulge Ice Cream. In July 2004, the Company learned that our license for Weight Watchers Smart Ones would not be extended beyond September 28, 2004, on which date our license would expire, subject to a negotiated nine-month period ended May 1, 2005 to sell off and balance out inventories. Primarily due to the decline in Atkins Endulge sales and the elimination of Weight Watchers Smart Ones from the Company's portfolio, the Company experienced significant erosion of its sales and market share in 2005, partially offset by several new product introductions, specifically the No Pudge!, Snapple On Ice and Crayola Color Pops.

In 2005, the Company added significant diversity to its brand portfolio through the acquisition of Breyers Yogurt from Kraft Foods Inc. in March 2005. The Breyers brand gives the Company an established position in the market for refrigerated yogurt, one of the fastest growing food categories, and a platform for future brand development in the refrigerated snack foods category, including via the Company's license-based strategy.

Distribution channels

The Company's products are offered for sale in a diverse range of retail outlets, including supermarkets, mass merchants, drug stores, convenience stores and club stores, as well as foodservice outlets, such as restaurants, cafeterias, theme parks and ice cream parlors.

The Company also franchises and licenses ice cream parlors and frozen yogurt shops that offer the Company's products for sale. CoolBrands' Franchising division franchises and licenses frozen dessert outlets operated under a family of brands including Tropicana Smoothies, Juices & More, Swensen's Ice Cream, I Can't Believe It's Yogurt, Yogen Fruz, Bresler's Premium Ice Cream, Golden Swirl and Ice Cream Churn, with company-owned, franchised and non-traditional partnership locations around the world.

The Company distributes its products primarily by direct shipment to supermarket owned warehouses, independent distributors and foodservice broad-line distributors. In addition, the Company operates a proprietary direct-store-distribution ("DSD") system that services all distribution channels in selected U.S. markets, including out-of-home accounts such as convenience stores, drug stores and gas station food marts. The Company also provides distribution

                                                                               8

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

services through its DSD system for Partner Brands. Significant current Partner Brands include Unilever, Masterfoods/M&M Mars and Dreyer's.

In 2004, the Company enhanced its DSD system by acquiring the assets of Kinnett Distribution and integrating them into the Company's Atlanta, Georgia DSD operation. In 2005, the Company increased its penetration of the out-of-home (or "impulse") channel by introducing a complete line of single-serve frozen snacks under our proprietary brands, primarily Eskimo Pie, for DSD distribution. Also in 2005, the Company refocused its DSD operations in western states (California, Oregon and Washington) to reduce supermarket distribution operations in those markets in favor of increased focus on the impulse channel.

Manufacturing operations

The Company manufactures its frozen products primarily at Americana Foods in Dallas, Texas, its 50.1% owned subsidiary. Americana Foods produces a diverse range of high quality soft serve mixes, packaged ice cream, frozen snacks and other similar products. In addition to Americana Foods, the Company manufactures its frozen products in Russellville, Arkansas at its Eskimo Pie Foodservice facility and in Norwalk, California at its Fruit-a-Freeze fruit bar plant. The Company also contracts with other companies to manufacture certain of the Company's frozen products.

The Company manufactures its refrigerated yogurt products at its 100% owned subsidiary CoolBrands Dairy, Inc. in North Lawrence, New York.

Americana  Foods and  CoolBrands  Dairy also  manufacture  products  for Partner
Brands.

The Company's Dairy components division manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, eggnog bases and other ingredients, and flexible packaging products for use in private label dairy products, in addition to the Company's brands.

Overall performance

In 2005, the Company adopted generally accepted accounting principles in the United States ("U.S. GAAP") and changed its reporting currency from Canadian dollars to U.S. dollars. For comparative purposes, historical financial statements and notes and Management's Discussion and Analysis have been restated to reflect these changes.

For fiscal 2005, net revenues decreased to $385,070 as compared with $449,938, for fiscal 2004, a 14.4% decrease. The net loss for fiscal 2005 was ($74,070) (($1.32) basic and diluted loss per share) as compared with net earnings of $23,512 ($0.42 basic and diluted earnings per share) for fiscal 2004.

The decrease in net revenues for fiscal 2005 reflects the decrease in sales, primarily from the frozen dessert segment, the increase in trade promotion payments made to customers, and the decline in drayage income. In fiscal 2005, Net sales declined by 10.3% to $364,686 as compared with $406,470 for fiscal 2004. The decline in sales came from all of our frozen dessert brands, but principally from the Weight Watchers and Atkins. These sales declines were partially offset by the sales from newly introduced frozen dessert products, acquisition of the Breyers yogurt business on March 27, 2005 and the increase in distribution sales as a result of the change in the business arrangement with Dreyer's Grand Ice Cream Holdings, Inc. ("Dreyer's"). Effective September 1, 2004, CoolBrands began the distribution of Dreyer's products as an independent distributor, changing from the previously used drayage basis, except for Dreyer's scanned based trading customers which continue to be delivered on a drayage basis. As a result of this change, CoolBrands began purchasing products from Dreyer's and selling those products to customers at wholesale. The sales increase due to this change partially offset sales decline in our base frozen dessert business. In fiscal 2005, drayage and other income decreased by 64.3% to $14,246 as compared with $39,873 for fiscal 2004, primarily as a result of this change.

Gross profit percentage for fiscal 2005 declined to 0.8% as compared with 19% for fiscal 2004. The decline in gross profit percentage was primarily due to:

      1. Increased trade promotion payments to customers, excluding the yogurt segment, which amounted to $52,359 and $32,913 in 2005 and 2004 respectively;

      2. The write down of obsolete and slow moving finished goods inventories, packaging, and ingredients. This write down amounted to $12,723 in 2005 and was the result of a settlement of litigation with Weight Watchers International, a new labeling law which will become effective January 1, 2006, and a provision for slow moving inventories due to changes in consumer preferences;

                                                                               9

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

      3.    Our   inability   to  cover  fixed   overhead   costs  in  both  our
            manufacturing and distribution operations due to the lack of production and sales; and

      4. The change in mix of frozen dessert products being sold in 2005 with lower gross profit margins as compared with 2004.

Selling, general and administrative expenses for fiscal 2005 increased as a percentage of revenues to 13.6% as compared with 11.5% for fiscal 2004. This increase occurred primarily due to the decline revenues. Selling, general and administrative expenses increased by $484 or 0.9% from $51,688 in 2004 to $52,172 in 2005. Selling, general and administrative expenses for 2005 and 2004 were adversely impacted by the write-off of certain license agreements and the write-off of deferred package design costs, primarily related to Weight Watchers, in 2005. These charges amounted to $2,358 and $3,684 in 2005 and 2004, respectively.

In accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS123), the Company recognized stock-based compensation expense of $1,918 and $30,983 in 2005 and 2004 which represents the estimated fair value of stock options earned during the respective fiscal years.

The 2005 fiscal year results were adversely affected by the non-cash pre-tax asset impairment charge of $55,525 (Nil in 2004), which resulted from the impairment of goodwill and intangible assets related to the Company's frozen dessert and franchising segments.

Cash and working capital

Cash, investments and restricted cash decreased to $41,562 at August 31, 2005 from $64,327 at August 31, 2004. Working capital decreased to $28,469 at August 31, 2005 from $118,138. CoolBrands' current ratio declined to 1.2 to 1 at August 31, 2005 from 2.6 to 1 at August 31, 2004. These changes in current assets and current liabilities are attributable primarily to the use of cash and short term borrowings to finance the Company's acquisitions and fixed asset purchases. The Company is currently negotiating the refinance of its long-term debt and short term borrowings, including $40,000 due January 3, 2006 and $7,145 due January 10, 2006.

Selected annual information

The following chart shows selected annual information for the three most recently completed fiscal years.

                                      Year ended August 31,
                                  2005        2004        2003
----------------------------------------------------------------
Total net revenues             $ 385,070   $ 449,938   $ 214,272
Net (loss) earnings              (74,070)     23,512      16,833

(Loss) earnings per share
Basic                              (1.32)       0.42        0.33
Diluted                            (1.32)       0.42        0.31
Total assets                     297,845     317,257     223,661
Total debt                        60,962      27,754      32,022

CoolBrands' decline in total net revenues during fiscal 2005 reflects the decrease in net sales, primarily from the frozen dessert segment, partially offset by net sales gained from the acquisition of the Breyers yogurt business in March 2005 and the decline in drayage income. In fiscal 2005, net sales declined by 10.3% to $364,686 as compared with $406,470 for fiscal 2004. In fiscal 2005, drayage and other income decreased by 64.3% to $14,246 as compared with $39,873 for fiscal 2004. Revenue growth in fiscal 2004 and 2003 was the result of the successful introduction of new frozen dessert products in the Better for You category, the acquisition of 50.1% of Americana Foods effective July 1, 2003 and acquisition of certain assets from Dreyer's Grand Ice Cream, Inc. and Nestle Ice Cream Company LLC on July 6, 2003.

CoolBrands' net loss in 2005 was primarily due to the substantial decline in net sales due to the loss of the Weight Watchers Smart Ones license agreement, the decline in net sales of the Atkins Endulge and other frozen dessert product lines and the resulting decrease in gross profit dollars, the $25,627 decline in drayage and other income and the asset impairment charge of $55,525.

CoolBrands' net earnings in 2004 and 2003 reflected the growth in revenues and effective control of selling, general and administrative expenses. During this time, we developed and expanded our Better for You product lines, including Weight Watchers Smart Ones and Atkins Endulge. We obtained higher than normal gross profit margins and lower

                                                                              10

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

than normal promotion, marketing and advertising expenses due to the initial low level of competition in this niche category.

Comparison of 2005 and 2004

We manage our business based on five industry segments: frozen dessert, yogurt, foodservice, dairy components, and franchising and licensing.

Net sales

Net sales for each segment are summarized in the following table:

                                            Year Ended August 31,
                                                            Percentage of sales
                                2005            2004         2005          2004
                             --------------------------------------------------

Frozen dessert               $ 271,086       $ 356,399       74.3          87.7
Yogurt                          44,007                       12.1
Foodservice                     17,736          15,679        4.9           3.9
Dairy components                19,538          23,184        5.4           5.7
Franchising and licensing       12,319          11,208        3.3           2.7
                             ---------       ---------      -----         -----

Total                        $ 364,686       $ 406,470      100.0         100.0
                             =========       =========      =====         =====

The decrease in net sales for fiscal 2005 in the frozen dessert segment reflects the deduction from sales for payments made to customers by the Company, excluding the yogurt segment, of $52,359 in 2005 as compared with $32,913 in 2004 (a net reduction of $19,446). The decline in net sales in the frozen dessert segment came from all of our frozen dessert brands, but principally from the Weight Watchers and Atkins. In connection with the settlement of the Weight Watchers litigation, CoolBrands agreed to discontinue the sale of all Weight Watchers products on May 1, 2005, approximately five months sooner than required by the Weight Watchers License Agreement. These declines in net sales were partially offset by the net sales from newly introduced frozen dessert products and the increase in distribution sales as a result of the change in the business arrangement with Dreyer's. Effective September 1, 2004, CoolBrands began the distribution of Dreyer's products as an independent distributor, changing from the previously used drayage basis, except for Dreyer's scanned based trading customers which continue to be delivered on a drayage basis. As a result of this change, CoolBrands began purchasing products from Dreyer's and selling those products to customers at wholesale. The sales increase due to this change partially offset sales decline in our base frozen dessert business.

The net sales for the yogurt segment reflect the acquisition of the Breyers yogurt business from Kraft Foods, Inc. on March 27, 2005.

The decline in sales by our Dairy components segment reflects the decrease in sales due to the decline in the demand for Weight Watchers and Atkins ingredients and packaging from the Company's various contract manufacturers.

Royalties, licensing, and consumer products license revenues

Royalties, licensing and consumer products license revenues increased by 70.7% to $6,138 in fiscal 2005 from $3,595 in fiscal 2004 due primarily to the Whole Fruit license revenues the Company earned from Dreyer's of $3,103. The Company will continue to earn Whole Fruit license revenues through December 2005, estimated to be approximately $850.

Drayage and other income

Drayage and other income decreased by 64.3% to $14,246 in fiscal 2005 from $39,873 in fiscal 2004. This decline was due to the change in the business arrangement with Dreyer's discussed above. Drayage income in 2005 represents the fees paid to CoolBrands by Dreyer's for the delivery of products to Dreyer's scanned based trading customers which continue to be delivered on a drayage basis.

                                                                              11

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

Gross profit margin

The following table presents the gross profit margin dollars and gross profit percentage for our segments:

                                            Year Ended August 31
                                                            Percentage of sales
                                2005            2004         2005          2004
                             --------------------------------------------------

Frozen dessert               $ (15,488)      $  64,779       (5.7)         18.2
Yogurt                           7,369                       16.7
Foodservice                      3,626           3,439       20.4          21.9
Dairy components                 4,287           5,975       21.9          25.8
Franchising and licensing        3,224           2,931       26.2          26.2
                             ---------       ---------      -----         -----

Total                        $   3,018       $  77,124        0.8          19.0
                             =========       =========      =====         =====

Gross profit dollars declined to $3,018 in fiscal 2005 from $77,124 in fiscal 2004 primarily due to the decline in gross profit dollars in frozen dessert segment of $80,267, partially offset by the $7,369 in gross profit dollars generated by the yogurt segment. The decline in gross profit dollars in the frozen dessert segment resulted from the decline in sales in 2005 versus 2004, the impact on the segment for payments made to customers which as previously discussed reduced net sales and gross profit dollars, excluding the yogurt segment, in 2005 by $52,359 as compared with $31,337 in 2004 (a net reduction of $19,446) and our inability to cover fixed overhead costs in both our manufacturing and distribution operations due to the lack of production and sales. Gross profit dollars in the frozen dessert segment were also adversely affected by the write down of $12,723 of obsolete and slow moving finished goods inventory, packaging, ingredients and finished goods inventory which could not be used or sold resulting from the settlement of the Weight Watchers litigation and the estimated impact on packaging which will not be used due to a new labeling law which will become effective January 1, 2006.

Gross profit percentage for fiscal 2005 declined to 0.8% as compared with 19% for fiscal 2004. The decline in gross profit percentage was primarily due to:

      1. Increased trade promotion payments to customers, excluding the yogurt segment, which amounted to $52,359 and $32,913 in 2005 and 2004 respectively;

      2. The write down of obsolete and slow moving finished goods inventory, packaging, and ingredients. This write down amounted to $12,723 in 2005 and was the result of a settlement of litigation with Weight Watchers International, a new labeling law which will become effective January 1, 2006, and a provision for slow moving inventories due to changes in consumer preferences;

      3.    Our   inability   to  cover  fixed   overhead   costs  in  both  our
            manufacturing and distribution operations due to the lack of production and sales; and

      4. The change in mix of frozen dessert products being sold in 2005 with lower gross profit margins as compared with 2004.

Selling, general and administrative expenses

Selling, general and administrative expenses are summarized by industry segment in the following table:

                                            Year Ended August 31,
                                                            Percentage of sales
                                2005            2004        2005           2004
                             --------------------------------------------------

Frozen dessert               $  38,818       $  41,054      14.3           11.5
Yogurt                           4,993                      11.4
Foodservice                      1,486           1,890       8.4           12.1
Dairy components                 1,694           1,942       8.7            8.4
Franchising and licensing        5,109           4,934      41.5           44.0
Corporate                           72           1,868
                             ---------       ---------
Total                        $  52,172       $  51,688
                             =========       =========

                                                                              12

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

Selling, general and administrative expenses increased by $484 from $51,688 in 2004 to $52,172 in 2005 due primarily to the increase in selling, general and administrative expenses incurred by the yogurt segment which relate to the Breyers yogurt business which was acquired March 27, 2005, partially offset by the decrease in selling, general and administrative expenses in the frozen dessert segment which resulted from a decline in expenses directly related to the decline in sales The frozen dessert segment's selling, general and administrative expenses were adversely impacted in fiscal 2005 by approximately $2,358, including the write-off of deferred package design costs, primarily related to Weight Watchers, and the write-off of certain license agreements with General Mills. However, selling, general and administrative expenses increased overall as a percentage of revenues to 13.6% for fiscal 2005 from 11.5% for fiscal 2004 due primarily to the decline in revenues of $64,868 from 2004 to 2005. Selling, general and administrative expenses in 2004 were adversely impacted by $3,684 for the pre-tax write-off of the Weight Watchers' intangible license agreement asset. This write-off was required when Weight Watchers International notified CoolBrands on July 28, 2004 that the license agreement would not be extended.

Stock-based compensation expense

In accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS123), the Company recognized stock-based compensation expense of $1,918 and $30,983 in 2005 and 2004 which represents the estimated fair value of stock options earned during the respective fiscal years.

Interest expense

Interest expense was $2,586 in fiscal 2005 compared with $1,498 in fiscal 2004. The increase in interest expense in fiscal 2005 as compared with fiscal 2004 was due to a $40,000 increase in short term borrowings related to the acquisition of the Breyers yogurt business and a $7,214 increase in debt at Americana Foods LLP, 50.1% owned by CoolBrands, offset by repayments of short term borrowings and long-term debt of $14,007.

Asset impairment

The Company is required to conduct an annual review of goodwill and non-amortizable intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value.

During 2005, the Company completed its annual review of goodwill and intangible assets. This review resulted in a non-cash pre-tax charge related to a goodwill impairment of $48,701 and in a non-cash pre-tax charge related to intangible asset impairment related to the Company's frozen dessert segment of $1,401. Also, this review resulted in a non-cash pre-tax charges related to goodwill and intangible asset impairments related to the Company's franchise and licensing segment of $4,940. Additionally, the Company wrote-off certain company-owned store leasehold improvements and equipment related to the Company's franchise and licensing segment of $483.

(Recovery of) provision for income taxes

The effective (benefit) tax rate was (10.2)% in fiscal 2005 and 37.1% for fiscal 2004. The effective tax rate differs from the Canadian Federal/Provincial Statutory Rate primarily due to permanent differences related to the non-deductible goodwill impairment charges recognized in 2005, a valuation allowance established in 2005, and due to our operations in foreign countries with lower effective tax rates. Future effective tax rates could be adversely affected by earnings being lower than anticipated in countries that have lower statutory rates or changes in the valuation of our future income tax assets or liabilities.

Net loss

The net loss for fiscal 2005 was $(74,070) as compared with net earnings of $23,512 for fiscal 2004. CoolBrands' net loss in 2005 was primarily due to the substantial decline in net sales due to the loss of the Weight Watchers Smart Ones license agreement, the decline in net sales of the Atkins Endulge products and other frozen dessert product lines and the resulting decrease in gross profit dollars, the $25,627 decline in drayage and other income and the asset impairment charge of $58,250.

                                                                              13

--------------------------------------------------------------------------------

Comparability of 2005 results with 2004

The Company's 2005 financial statements reflect the March 27, 2005 acquisition of the Breyers yogurt business. This acquisition was accounted for under the purchase method of accounting and the 2005 Consolidated Statements of Operations include the results of this acquisition from the date of acquisition. In fiscal 2005, the revenues and operating results from the Breyers yogurt business represent five months of activity as compared to no activity in fiscal 2004. The third quarter of fiscal 2006, ended May 31, 2006, will be the first quarter following this acquisition in which the Consolidated Statement of Operations for the quarter can be directly compared with the prior-year period.

Summary of quarterly results

The following table presents a summary of our results for the last eight quarters:

                     August 31, 2005   May 31, 2005   February 28, 2005   November 30, 2004
Quarter ended               $               $                 $                   $
-------------------------------------------------------------------------------------------
Total revenues           124,055          97,890           73,833              89,292
Net earnings             (64,093)         (6,233)          (8,077)              4,333
Earnings per share

   Basic                   (1.15)           (.11)           (0.14)               0.08
   Diluted                 (1.15)           (.11)           (0.14)               0.08

                     August 31, 2004   May 31, 2004   February 29, 2004   November 30, 2004
Quarter ended               $               $                 $                   $
-------------------------------------------------------------------------------------------
Total revenues           129,052         128,140           99,946              92,800
Net earnings              12,484            (625)           8,465               3,188
Earnings per share

   Basic                    0.22           (0.01)            0.15                0.06
   Diluted                  0.22           (0.01)            0.15                0.06

The ice cream and frozen dessert industry generally experiences its highest volume during the spring and summer months and its lowest volume in the winter months.

Liquidity

The following sets forth certain measures of our liquidity:

                                                          Year Ended August 31,
                                                           2005           2004
                                                         -----------------------
Cash, investments and restricted cash                    $  41,562     $  64,327
Working capital                                          $  28,469     $ 118,138
Current ratio                                             1.2 to 1      2.6 to 1

The decrease in working capital of $89,669 was primarily due to a decrease in cash, investments and restricted cash of $22,765 and a decrease in total receivables of $14,669, an increase in current maturities of long-term debt and short term borrowings of $44,222, an increase in accounts payable and accrued liabilities of $25,185, and offset by the increase in income taxes recoverable of $9,767 and the reduction the income tax payable of $4,938. CoolBrands is currently negotiating the refinance of its long-term debt and short term borrowings, including the $40,000 due on January 3, 2006 and $7,145 due January 10, 2006.

Cash flows from operating activities

The Company generated cash flow from operating activities of $11,239 for the year ended August 31, 2005 as compared with $43,769 for the year ended August 31, 2004 due primarily to the decrease in net earnings (exclusive of depreciation and amortization and asset impairment) for 2005 as compared with 2004. This was offset by changes in other operating assets and liabilities, which were primarily driven by the timing of certain payments.

                                                                              14

--------------------------------------------------------------------------------

Cash used in investing activities

The cash used in investing activities in 2005 was primarily due to the acquisitions of the yogurt business and the Zipp flavors and ingredients businesses which aggregated $59,609 and the purchase of property, plant and equipment of $12,409, offset by the net redemption of investments of $20,550 and the proceeds from the sale of our City of Industry facility for $5,434. The cash used in investing activities in 2004 was primarily due to the purchase of property, plant and equipment of $13,363 and the purchase of investments, net of redemptions of $28,050.

Cash provided by financing activities

In 2005, $33,264 was provided by financing activities as compared with $14,926 provided by financing activities in 2004. In 2005, the proceeds from short term borrowings of $44,553, and an increase in the revolving line of credit of $2,661 at Americana Foods. These additions were off set by the repayment of long-term debt. The exercise of stock options in 2004 provided $12,286 and Americana Foods' minority partner provided $6,907, net of a $2,000 repayment, as their share for the expansion of production capacity at Americana Foods. These additions were offset by the repayment of long-term debt of $5,781 and the increase in the secured revolving line of credit at Americana Foods of $1,514.

Contractual obligations

The following table presents our contractual obligations:

                                            Total     Less than     1 - 3       4 - 5     After 5
                                                        1 year      years       years      years
-------------------------------------------------------------------------------------------------
Contractual obligations
-------------------------------------------------------------------------------------------------
Long-term debt                            $  60,808   $  52,560   $   8,248
Capital lease obligations                       154         154
Operating leases                             12,393       4,363       6,590   $     554   $   886
Other long-term obligations                   2,881                   2,881
                                          -------------------------------------------------------

Total contractual obligations             $  76,236   $  57,077   $  17,719   $     554   $   886
                                          =======================================================

Capital resources

The Company is planning to spend approximately $3,000 on capital projects during fiscal 2006. The planned capital projects are primarily for the continuing expansion of capacity at Americana Foods and certain information technology infrastructure improvements. The Company will use existing cash on hand to fund the planned capital expenditures. However, the Company has not ruled out the possibility that it will fund the planned capital expenditures plus previous capital spent by restructuring Americana Foods' long-term debt.

Additionally, CoolBrands is committed to the expansion of its frozen dessert segment in 2006 with the introduction of new products to respond to the increase in competition in the ice cream industry for shelf space and market share. As a result, CoolBrands has made or will make offers to retailers for new product introductory placement costs (slotting fees) of approximately $11,250.

Payment requirements

In connection with the acquisition of the yogurt business from Kraft in March 2005, a U.S. subsidiary borrowed $40,000 to finance the acquisition. The unsecured term loan requires monthly payments of interest with the $40,000 principle balance due November 1, 2005. Interest is payable monthly on the unpaid principle balance with interest rates fluctuating with changes in the prime lending or libor rate and the ratio of funded debt to EBITDA. The interest rates plus applicable margin were the lower of Prime plus 0.5% or LIBOR plus 2.5% (6.02% at August 31, 2005). The Company made a principal payment of $10,000 on August 23, 2005 in anticipation of the September 2, 2005 amendment as discussed below. As of August 31, 2005 the term loan balance was $30,000.

In connection with the acquisition of Eskimo Pie Corporation, a U.S. subsidiary borrowed U.S. $30,000 to finance the acquisition. The loan is payable in monthly installments of U.S. $250, which began December 1, 2000, with the remaining principal balance due on November 1, 2005. Interest on the term loan is payable monthly on the unpaid principal balance. CoolBrands and all of its significant subsidiaries guarantee all borrowings under the above loan agreement. The principal balance outstanding at August 31, 2005 was U.S. $10,500.

                                                                              15

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

The Company was in default of its financial covenants at May 31, 2005 and August 31, 2005. On September 2, 2005 the Company entered into an amendment to its existing credit facilities. The Amendment extends the maturity of the existing facilities from November 1, 2005 until January 3, 2006 and waives defaults in its financial covenants resulting from the Company's financial performance.

The Amendment eliminates all of the existing financial covenants from the loan agreements through the remainder of the term and grants a security interest in the personal property assets (other than certain excluded assets relating to the operations of the company's 50.1% owned limited partnership), reduced its outstanding indebtedness to the bank by $10,000 to a total of $40,500 and the Company has agreed to an increase of the interest rate by 2.0% basis points on all remaining outstanding balances to 4.5% basis points over LIBOR. In addition, the amendment reduced the Company's $5,000 revolving credit facility to $925 and requires the Company to maintain $20,000 of cash balances, of which $10,000 is restricted to use as approved by the lender.

On April 27, 2005, Americana Foods LP, which is owned 50.1% by the Company, borrowed $4,553 for use in purchasing a building and adjacent acreage. Loan terms call for monthly, interest-only payments until anniversary date of the note. The note bears interest at Prime plus 0.5% (7.0% at August 31, 2005). The note provides a one-time right to extend the maturity date by two years. Monthly payments during the extension period will be based on a 25-year period.

The Partnership may also at that time choose to continue any interest rate for Prime plus 0.5% or convert to a fixed interest rate to be quoted by the lender. Due to the one-year maturity date (before exercise of the extension option), this note is classified as a current liability.

On November 19, 2002,  Americana  Foods LP, which is owned 50.1% by the Company, entered into a credit agreement with a financial institution that included a term loan of U.S. $10,000, which is secured by the Partnership's property, plant, and equipment. Principal payments are payable in fixed monthly installments of U.S. $80 and matures on November 19, 2007. The term of the loan bears interest at Prime plus 0.5% (7.0% at August 31, 2005 and 5.0% at August 31, 2004).

The Partnership's amended credit agreement also includes a revolving loan of up to U.S. $9,000, subject to a borrowing base calculation, which bears interest at Prime plus 0.5% (7.0% at August 31, 2005 and 5.0% at August 31, 2004) and was due on November 30, 2005. At August 31, 2005, approximately U.S. $1,855 was available to the Partnership under this loan. The revolving loan is secured by the Partnership's receivables and inventory and is classified as a current liability.

On November 30, 2005 the Partnership executed an amendment to the credit agreement which extended the maturity date for the revolving loan until January 10, 2006. Americana Foods must maintain compliance with certain financial covenants, including fixed charge ratio, debt-to-tangible net worth ratio and tangible net worth.

CoolBrands is currently negotiating the refinance of its long-term debt and short term borrowings with its current lenders, including $40,000 due on January 3, 2006 and $7,145 due January 10, 2006.

Risk factors and uncertainties

Inflation can significantly impact ice cream and frozen yogurt ingredients, including butterfat and packaging costs. In 2005 and 2004, CoolBrands passed on ingredient, energy and freight cost increases by raising prices on selected product lines. In 2006, CoolBrands believes that it will be able to pass on cost increases, if any, in the normal course of business within a relatively short period of time. However, the ability of CoolBrands to pass on cost increases will depend, to some extent, on whether its competitors have also done so. CoolBrands believes that, in the past, its competitors have passed on cost increases in a relatively short period of time.

CoolBrands products are ultimately purchased by the global retail consumer, whose tastes and preferences are subject to variation and change. Although carefully monitored, these changes cannot be controlled and are difficult to predict. Management believes that CoolBrands' family of products is based on well-established brand names and is easily adaptable to meet changes in consumer tastes and demands.

CoolBrands derives a substantial portion of its revenues from its operations in the United States. The U.S. market for frozen dessert and yogurt is highly competitive. As competitors introduce new products or revise their supply or pricing strategies, CoolBrands may encounter additional and more intense competition. Such competitors have greater name recognition and more extensive financial, technological, marketing and personnel resources than CoolBrands. In addition, CoolBrands may experience increased competition in its other markets as its competitors expand their international operations.

                                                                              16

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

CoolBrands existing shelf space in supermarkets, club stores and convenience stores for ice cream and frozen dessert treats and yogurt is at risk due to decisions by CoolBrands' customers. The Company's existing shelf space for our products, along with that of all other products, is reviewed at least annually by our customers. Supermarket, club store and convenience store chains reallocate their total shelf space taking into effect a number of variables, including the number of new products being introduced at any given time, the amount of new product placement fees (slotting fees) being offered by companies in the ice cream and frozen dessert and yogurt segments and by changing consumer tastes and fads. As a result, CoolBrands is subject, in any given year, to the loss of shelf space with its customers and the loss in revenues associated with the sale of those products. CoolBrands responds to this action by developing and introducing new products annually which will either maintain or increase its shelf space. There is also substantial risk that the sales of such new products will not be as successful as CoolBrands had previously estimated or as successful as new products introduced by CoolBrands in the past. The risks associated with the reallocation of shelf space by our customers and the development and introduction of new products could have a substantial adverse impact upon CoolBrands' financial position and results of operations.

CoolBrands is subject to risks with respect to its cost of raw materials, some of which are subject to changes in commodity prices, particularly the cost of butterfat, which is used to produce ice cream products. From time to time, CoolBrands has used hedging contracts to reduce its exposure to such risks with respect to its raw material costs.

CoolBrands has made, and may in the future make acquisitions of, or significant investments in, businesses or assets with complementary products or unrelated industries. Acquisitions involve numerous risks, including but not limited to:
1) diversion of management's attention from other operational matters; 2) the inability to realize expected synergies from the acquisition; 3) impairment of acquired intangible assets as a result of worse-than-expected-performance of the acquired operations; 4) integration and retention of key employees; and 5) integration of operations. Mergers and acquisitions are inherently subject to significant risks, and the inability to effectively manage these risks could materially and adversely affect CoolBrands' business, financial condition and results of operations.

CoolBrands operates in some countries that are subject to potential political and economic uncertainty. Such factors, beyond the control of CoolBrands, are lessened because of international diversification and the sharing of risks with Master and Sub-franchises.

The Corporation is currently dependent upon a small number of key management personnel and continued success will depend, in part, upon their abilities. The loss of these key personnel may adversely affect the performance of the Corporation.

The Company relies on major retailers in the U.S. for a substantial portion of its sales. As a result of this concentration of sales and accounts receivable the Company is subject to certain credit risks. Such risks are somewhat mitigated by the fact that net sales to any one customer do not exceed ten percent of the Company's consolidated net sales

CoolBrands is subject to interest rate risk as it long-term debt and short term borrowings are based up the prime rate and/or Libor. If these bases rates increase, CoolBrands will incur incremental interest expense.

The  Company  is  subject  to  future  legal   proceedings   and  disputes  with
franchisees, former franchisees and others, which arise in the ordinary course of business.

Transactions with related parties

Integrated Brands, a wholly owned subsidiary of CoolBrands, has entered into a distribution agreement with Calip Dairies, Inc. ("Calip") an ice cream distribution company owned by Susan Smith and David M. Smith, the widow and son, respectively, of Richard E. Smith, former Co-Chairman, Co-Chief Executive Officer and Director of the Company. David M. Smith is currently Vice-Chairman and Chief Operating Officer of the Company. Calip was previously owned by Richard E. Smith and Susan Smith. Pursuant to the agreement, Integrated Brands Inc. has appointed Calip as its exclusive distributor for any ice cream or other frozen dessert product manufactured by, on behalf of, or under authority of, Integrated Brands Inc., its subsidiaries, affiliates or successors in the State of New Jersey and certain areas in the State of New York and the State of Connecticut. The agreement continues until December 31, 2007 and thereafter renews automatically on December 31 of each year for an additional one year term, provided that as of such date at least 50% of the issued and outstanding shares of Calip are beneficially owned by the Smith Family and/or David Stein, unless Calip gives Integrated Brands written notice on or before September 30th of that same year that Calip will not renew the agreement, in which event the agreement terminates effective December 31 following such notice. CoolBrands has agreed to guarantee the performance of the distribution agreement. Sales of products to Calip were $9,781 for the year ending August 31, 2005 (2004 - $9,482). At August 31, 2005, $1,840 of the receivables - affiliates represent receivables from Calip (2004 - $3,883). The transactions with Calip occur in the normal course of operations and are measured at the amount of consideration established and agreed to by the related parties.

                                                                              17

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

Integrated Brands also entered into a management agreement effective July 1, 2003 with Calip pursuant to which Calip provided the full time management services and certain other ancillary services of Mr. Richard Smith, CoolBrands' former Co-Chairman and Co-Chief Executive Officer, for a fixed payment of $1,300 per year. The management agreement with Calip was terminated following the passing of Mr. Smith on January 29, 2005. Management fees incurred under the agreement were $542 and $1,300 for the years ended August 31, 2005 and 2004, respectively. As at August 31, 2005, the $620 balance of payables - affiliates (2004 - $850) represents payables to Calip.

Fourth quarter

Revenues for the fourth quarter of fiscal 2005 decreased to $124,055 from $129,052 for the same quarter last year, a 3.9% decrease. Net (loss) for the fourth quarter was ($64,093) (($1.15) basic and diluted loss per share) as compared with net earnings of $12,484 ($0.22 basic and diluted earnings per share) for the same quarter last year.

The decrease in net revenues for the fourth quarter of fiscal 2005 reflects the decline in drayage income from $9,308 in 2005 to $3,409 in 2005 that was due to the change in the business arrangement with Dreyer's. In the fourth quarter 2005, net sales increased by 0.4% to $118,893 as compared with $118,457 for fiscal 2004. However, net sales declined in the frozen dessert segment which reflects deduction from sales for payments made to customers by the Company, excluding the yogurt segment, of $ 11,626 in 2005 as compared with $5,251 in 2004 (a net reduction $6,375). The decline in sales came from all of our frozen dessert brands, but principally from a decline in sales in our Weight Watchers and Atkins lines. The sales declines in the frozen dessert segment were partially offset by the sales from newly introduced frozen dessert products and the increase in distribution sales as a result of the change in the business arrangement with Dreyer's. Effective September 1, 2004, CoolBrands began the distribution of Dreyer's products as an independent distributor, changing from the previously used drayage basis, except for Dreyer's scanned based trading customers which continue to be delivered on a drayage basis. As a result of this change, CoolBrands began purchasing products from Dreyer's and selling those products to customers at wholesale. The sales increase due to this change partially offset sales decline in our base frozen dessert business. The decline in sales in the frozen dessert segment were substantially offset by an increase in sales of $26,397 from the yogurt segment which resulted from the acquisition of the Kraft yogurt business on March 27, 2005.

Gross profit percentage for the fourth quarter of fiscal 2005 declined to 2.3% as compared to 20.9% for the fourth quarter of fiscal 2004. The decline in gross profit percentage was primarily due to payments made to customers, including sales price promotions and cooperative advertising, by the Company which as previously discussed reduced sales and gross profits by $11,626 and $5,251 in the fourth quarter of 2005 and 2004, respectively and our inability to cover fixed overhead costs in both our manufacturing and distribution operations due to the lack of sales. Gross profit percentage was also adversely affected by the write down of $8,163 in connection with slow-moving and obsolete inventory and packaging, ingredients and finished goods inventories which will not be used or sold resulting from the settlement of the Weight Watchers litigation and the change in mix of frozen dessert products being sold in the fourth quarter of 2005 with lower gross profit margins as compared with the fourth quarter of 2004. The fourth quarter of 2004 was impacted by the pre-tax operating losses at Americana Foods LP (50.1% owned) of approximately $2,089. These losses were primarily due to plant production losses incurred during the installation of new production lines and the related start-up expenses which occurred in the fourth quarter of fiscal 2004.

Selling, general and administrative expenses increased by $2,573 or 15% from $17,115 in 2004 to $19,688 in 2005. However, selling, general and administrative expenses for the fourth quarter of fiscal 2005 increased as a percentage of revenues to 15.9% as compared to 13.3% for fiscal 2004 primarily due to the decline revenues and the additional selling, general and administrative expenses incurred by the yogurt segment which was acquired March 27, 2005. Selling, general and administrative expenses for the fourth quarter of 2004 were adversely impacted by $3,684 for the pre-tax write-off of the Weight Watchers' agreement license. This write-off was required when Weight Watchers International notified the Company on July 28, 2004 that the license agreement would not be extended.

The 2005 fiscal fourth quarter results were adversely affected by the non-cash pre-tax asset impairment charge of $54,124, which resulted from the impairment of goodwill, intangible assets and property, plant and equipment related to the Company's frozen dessert and franchising segments.

Critical accounting policies and related estimates

The accounting policies and related estimates discussed in this section are those that we consider to be particularly critical to an understanding of our financial statements because their application places the most significant demands on our ability to judge the effect of inherently uncertain matters on our financial results. For all of these policies, we caution that future events rarely develop exactly as forecasted, and our management's best estimates may require adjustment.

                                                                              18

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

Allowance for doubtful accounts

We have an allowance for doubtful accounts for estimated losses resulting from customers' inability to pay amounts owed to us, for unresolved amounts that our customers have refused to pay due to disputes over promotions, co-op advertising and new product introductory allowances (slotting fees).

The allowance is a combination of specific and general reserves based upon our evaluation of the customers' ability to pay determined by our assessment of their liquidity and financial condition through credit rating agencies, or the credibility of backup provided on disputed amounts. Write-offs against the allowances generally occur after we assess the particular customer's liquidity, financial condition and their basis for non-payment on disputed items and conclude that collection is highly unlikely. Our estimates of losses bear the risk of change due to the uncertainty of determining the likelihood of customer non-payment. The general reserve includes an amount for our Foodservice customers' price volume rebates.

Accrual for promotion and co-op advertising expenses

CoolBrands estimates promotion expenses for each of our customers, excluding our DSD customers, who receive off invoice promotion allowances, using a detail annual plan consisting of each promotion offered to each customer. The promotional sales volume is estimated using the sales history of each customer when the product or like product was previously promoted. An estimate of the promotion expense is then calculated using the estimated sales volume and the specific promotion dollar amount offered for each particular promotion. The estimates for all promotions for all customers are accumulated and recorded as expense in the accounting period in which the promotion runs. The results of all promotions are updated monthly, after the fact, with actual sales promotion volume. If actual sales were to be substantially higher than estimated, this could cause an additional promotions expense to be recorded. The amounts of these accruals are recognized by the Company as a reduction in sales and accounts receivables.

Inventory valuation method

Inventory is valued at the individual item level using the cost method which values inventory at the lower of cost or market. Cost is determined using the FIFO (first-in, first-out) method. Market is determined based on the estimated net realizable value, which is generally the inventory item's selling price. CoolBrands reviews its inventory levels in order to identify slow-moving and obsolete inventory, which requires adjustment and evaluates the potential for slow-moving and obsolete inventory by analyzing historical and anticipated demand. If actual demand were to be substantially lower than estimated, an additional allowance for excess and obsolete inventory might be required.

Asset impairment

The Company is required to conduct an annual review of goodwill and non-amortizable intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value.

Income taxes

We record reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. We also record a valuation allowance against our future tax assets arising from certain net operating losses when it is more likely than not that some portion or all of such net operating losses will not be realized.

Our effective tax rate in a given financial statement period may be materially impacted by the changes in the mix and level of earnings, changes in the expected outcome of audit controversies or changes in the deferred tax valuation allowance. We currently expect the fiscal 2006 effective tax rate to be within the range of 38 percent to 39 percent. The ultimate rate will depend on several variables, including the future utilization of net operating losses, the mix of earnings between domestic and international operations and the overall level of earnings, and could also be affected by the resolution of tax contingencies for amounts different from our current estimates.

                                                                              19

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

Legal matters

CoolBrands is subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. CoolBrands evaluates, among other things, the degree of probability of an unfavorable outcome and reasonably estimates the amount of the loss. Significant judgment is required in both the determination of the probability and as to whether an exposure can be reasonably estimated. When CoolBrands determines that it is probable that a loss has been incurred, the effect is recorded in the Consolidated Financial Statements. Although the legal outcome of these claims cannot be predicted with certainty, CoolBrands does not believe that any of the existing legal matters will have a material adverse affect on its financial condition or results of operations. However, significant changes in legal proceedings and claims or the factors considered in the evaluation of those matters could have a material adverse affect on CoolBrands business, financial condition and results of operation.

Changes in accounting policies including initial adoption

The Company initially adopted the following new accounting policies for the year ended August 31, 2005.

Change in reporting currency

Effective September 1, 2004, the Company has changed its reporting currency from Canadian dollars to U.S. dollars since the majority of its business is conducted in the United States and to make comparisons between current and prior periods more meaningful to investors. For comparative purposes, historical financial statements and notes have been restated into U.S. dollars in accordance with generally accepted accounting principles.

Adoption of U.S. GAAP

During the fourth quarter of 2005, the Company adopted, on a retroactive basis, U.S. GAAP. Previously, the Company prepared its annual and interim consolidated financial statements in accordance with generally accepted accounting principals in Canada ("Canadian GAAP"). As a result, the following adjustments have been made to previously issued Consolidated Financial Statements.

The Company promotes its products with advertising, consumer incentive and trade promotions. Such programs include, but are not limited to, cooperative advertising, promotional discounts, coupons, rebates, in-store display incentives, volume based incentives and product introductory payments (i.e. slotting fees). Such consumer and trade promotion activities have been historically accounted for as selling, general and administrative expenses. In accordance with EITF No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendors Products" certain payments made to customers by the Company, including promotional sales allowances, cooperative advertising and product introductory expenditures must be deducted from revenue.

Accordingly, our Consolidated Statement of Operations for 2004 has been restated to reflect a reduction in revenues and selling, general and administrative expenses of $32,913. The reduction in revenues and selling, general and administrative expenses in our 2005 Consolidated Statement of Operations is $68,155.

The following summarizes the impact of restatement for the change from Canadian GAAP to U.S. GAAP for consumer trade promotion expenses in our Consolidated Statement of Operations:

                                                                      2005        2004
Total net revenues in accordance with Canadian GAAP                $ 453,225   $ 482,851
Less consumer and trade promotion expenses                           (68,155)    (32,913)
                                                                   ---------------------
Total net revenues in accordance with U.S. GAAP                    $ 385,070   $ 449,938
                                                                   =====================

                                                                      2005        2004
Total selling, general and administrative expenses in
  accordance with Canadian GAAP                                    $ 120,327   $  84,601
Less consumer and trade promotion expenses                           (68,155)    (32,913)
                                                                   ---------------------
Total selling, general and administrative expenses in accordance
  with U.S. GAAP                                                   $  52,172   $  51,688
                                                                   =====================

                                                                              20

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

Product introduction expenditures (i.e. slotting fees) incurred by the Company have been historically recognized as expense by amortizing the slotting fees over the twelve months subsequent to the actual acceptance of product introduction offers by our customers. Under U.S. GAAP, such expenditures are recognized as reductions in revenues at the time product introduction offers are accepted by our customers, which for measurement purposes is at the time of the first shipment of the product to each customer. As a result of this change, Retained Earnings as of August 31, 2003 has been reduced to reflect the cumulative effect of this change through that date by $3,644. Our previously reported net earnings for the year ended August 31, 2004 have been increased by $756. Our reported net loss for the year ended August 31, 2005 was increased by $553, when compared with the Net loss that would have been reported using our historical accounting principles.

The following summarizes the impact of restatement for the change from Canadian GAAP to U.S. GAAP for new product introduction expenditures (slotting fees) in our Consolidated Statement of Operations:

                                                                   2005        2004
Net (loss) income in accordance with Canadian GAAP              $ (73,517)  $  22,756
Adjustment for new product introduction expense                      (553)        756
                                                                ---------------------
Net (loss) income in accordance with U.S. GAAP                  $ (74,070)  $  23,512
                                                                ==========  =========

Stock-based compensation

On September 1, 2005, the Company adopted, on a retroactive basis without restatement, the recommendation of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which required companies to adopt the fair value based method for all stock-based awards granted on or after September 1, 2002. Previously, the Company was required to disclose only the pro-forma effect of stock options issued to employees and employee directors in the notes to the financial statements.

As a result of adopting U.S. GAAP during the fourth quarter of 2005, as previously discussed, the Company adopted, on a modified prospective basis, Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS123).

Previously, the Company was required to disclose only the pro-forma effect of stock options issued to employees and employee directors in the notes to the financial statements. The effect of adopting this accounting policy increased the loss before income taxes and minority interest for fiscal 2005 by $1,918 with a corresponding increase to additional paid-in capital and reduced earnings before income tax and minority interest for fiscal 2004 by $24,270 with a corresponding increase to additional paid-in capital.

Annual information form

Additional information relating to CoolBrands, including CoolBrands' Annual Information Form, is available on the website for Canadian regulatory filings at www.sedar.com.

Outstanding share data

As of December 13, 2005, the Company had 50,004,069 subordinate voting shares, 6,028,864 multiple voting shares and 3,840,517 stock options outstanding.

                                                                              21

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

                                AUDITORS' REPORT

To the Shareholders of CoolBrands International Inc.:

      We have audited the consolidated balance sheets of CoolBrands International Inc. as at August 31, 2005 and 2004 and the consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004 and the results of its operations, and its cash flows for the years then ended in accordance with United States generally accepted accounting principles.

BDO DUNWOODY LLP

Chartered Accountants
Toronto, Ontario
December 9, 2005

                                                                              22

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

CoolBrands International Inc.
Consolidated Balance Sheets as at August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts expressed in thousands of dollars)

                                                            2005         2004
                                                         ----------   ---------
Assets
Current assets:

Cash                                                     $   24,062   $  36,277
Investments                                                   7,500      28,050
Restricted cash                                              10,000
Receivables, net                                             54,526      67,152
Receivables - affiliates                                      1,840       3,883
Inventories                                                  49,955      49,076
Income taxes recoverable                                      9,767
Prepaid expenses                                              2,413       1,203
Deferred income taxes                                         5,148       4,907
                                                         ----------------------

Total current assets                                        165,211     190,548

Deferred income taxes, net of valuation allowance            14,799      13,711

Property, plant and equipment                                47,639      28,730

Intangible and other assets                                  22,369      12,180

Goodwill                                                     47,827      72,088
                                                         ----------------------

                                                         $  297,845   $ 317,257
                                                         ======================

Liabilities and shareholders' equity

                                                            2005         2004
                                                         ----------   ---------
Current liabilities:

Accounts payable                                         $   53,300   $  37,506
Payables - affiliates                                           620         850
Accrued liabilities                                          30,015      20,624
Income taxes payable                                                      4,938
Deferred income taxes                                            93
Short term borrowings                                        34,553
Current maturities of long-term debt                         18,161       8,492
                                                         ----------------------

Total current liabilities                                   136,742      72,410

Long-term debt                                                8,248      19,262

Other liabilities                                             2,881       2,758

Deferred income taxes                                         6,180       3,638
                                                         ----------------------

Total liabilities                                           154,051      98,068
                                                         ----------------------

Minority interest                                             5,388       8,088
                                                         ----------------------
Commitments and contingencies

Shareholders' equity

Capital stock                                                97,578      97,485

Additional paid-in capital                                   46,376      44,494

Accumulated other comprehensive earnings                     (1,696)     (1,096)

Retained earnings                                            (3,852)     70,218
                                                         ----------------------

Total shareholders' equity                                  138,406     211,101
                                                         ----------------------

                                                         $  297,845   $ 317,257
                                                         ======================

                    See accompanying notes to consolidated financial statements.

Approved by the Board,

      "David J. Stein"                 "Romeo DeGasperis"
      ----------------                 ------------------
       David J. Stein                  Romeo DeGasperis
       Director                        Director

                                                                              23

--------------------------------------------------------------------------------

CoolBrands International Inc.
Consolidated Statements of Operations for the years ended August 31, 2005 and
2004
--------------------------------------------------------------------------------
(Amounts expressed in thousands of dollars, except for per share data)

                                                                 2005          2004
Net revenues:

Net sales                                                      $ 364,686    $ 406,470

Royalties, licensing, and consumer products license revenues       6,138        3,595

Drayage and other income                                          14,246       39,873
                                                               ----------------------

Total net revenues                                               385,070      449,938
                                                               ----------------------

Cost of goods sold                                               361,668      329,346
Selling, general and administrative expenses                      52,172       51,688
Stock-based compensation expense                                   1,918       30,983
Interest expense                                                   2,586        1,498
Asset impairment                                                  55,525
Gain on sale of building                                          (3,634)
                                                               ----------------------

(Loss) earnings before income taxes and minority interest        (85,165)      36,423

Minority interest                                                 (2,700)        (958)
                                                               ----------------------

(Loss) earnings before income taxes                              (82,465)      37,381
                                                               ----------------------

(Recovery of) provision for income taxes:

Current                                                          (10,193)      29,183
Deferred                                                           1,798      (15,314)
                                                               ----------------------

                                                                  (8,395)      13,869
                                                               ----------------------

Net (loss) earnings                                            $ (74,070)   $  23,512
                                                               ======================

Per share data:

(Loss) earnings per share:

Basic and diluted                                              $   (1.32)   $     .42
                                                               ======================

Weighted average shares outstanding:

Shares used in per share calculation - basic                      55,924       55,441
Shares used in per share calculation - diluted                    55,924       56,329

                    See accompanying notes to consolidated financial statements.

                                                                              24

--------------------------------------------------------------------------------

CoolBrands International Inc.
Consolidated Statements of Shareholders' Equity for the years ended
August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts expressed in thousands of dollars)

                                                                                  Accumulated other
                                                                                    comprehensive                     Total
                                                 Capital    Additional paid-in         (losses)        Retained   shareholders'
                                                  stock          capital               earnings        earnings      equity
                                               --------------------------------------------------------------------------------
Balance at August 31, 2003                     $ 85,199        $  1,649               $   (840)       $ 46,706       $  132,714

Comprehensive earnings:
   Net earnings                                                                                         23,512           23,512

   Other comprehensive earnings, net of
     income taxes:

     Currency translation adjustment                                                      (256)                            (256)

     Tax benefit relating to exercise of
       non-qualified stock options                               11,862                                                  11,862

     Stock-based compensation expense                            30,983                                                  30,983
                                                                                                                 --------------

   Total other comprehensive earnings                                                                                    42,589
                                                                                                                 --------------

Total comprehensive earnings                                                                                             66,101
                                                                                                                 --------------

Issuance of shares for stock options
   exercised                                     11,779                                                                  11,779

Issuance of shares for warrants exercised           507                                                                     507
                                               --------------------------------------------------------------------------------

Balance at August 31, 2004                       97,485          44,494                 (1,096)         70,218          211,101
Comprehensive losses:

   Net loss                                                                                            (74,070)         (74,070)

   Other comprehensive earnings (losses), net of income taxes:

     Currency translation adjustment                                                      (600)                            (600)
     Stock-based compensation expense                             1,918                                                   1,918
                                                                                                                 --------------

   Total other comprehensive earnings                                                                                     1,318
                                                                                                                 --------------

Total comprehensive loss                                                                                                (72,752)
                                                                                                                 --------------

Issuance of shares for stock options
   exercised                                         93             (36)                                                     57
                                               --------------------------------------------------------------------------------

Balance at August 31, 2005                     $ 97,578        $ 46,376               $ (1,696)       $ (3,852)      $  138,406
                                               ================================================================================

                    See accompanying notes to consolidated financial statements.

                                                                              25

--------------------------------------------------------------------------------

CoolBrands International Inc.
Consolidated Statements of Cash Flows for the years ended
August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts expressed in thousands of dollars)

                                                                                       2005        2004
Cash and short term investments provided by (used in):

Operating activities:
Net (loss) earnings                                                                 $ (74,070)  $  23,512
  Adjustments to reconcile net (loss) net earnings to net cash flows from operating activities
   Depreciation and amortization                                                        5,042       7,314
   Asset impairment                                                                    55,525
   Stock-based compensation expense                                                     1,918      30,983
   Deferred income taxes                                                                1,798     (15,314)
   Gain on sale of building                                                            (3,634)
   Minority interest                                                                   (2,700)       (958)
Cash effect of changes, net of the effects from businesses acquired
   Receivables                                                                         13,815     (21,115)
   Receivables - affiliates                                                             2,043      (1,464)
   Allowance for doubtful accounts                                                        (56)        126
   Inventories                                                                          4,500      (6,845)
   Prepaid expenses                                                                    (2,207)      6,252
   Income taxes recoverable                                                            (9,767)
   Accounts payable                                                                    15,842      16,740
   Payables - affiliates                                                                 (230)        277
   Accrued liabilities                                                                  8,744      (4,843)
   Income taxes payable                                                                (4,935)      9,319
   Other assets                                                                          (513)         53
   Other liabilities                                                                      124        (268)
                                                                                    ---------------------

Cash provided by operating activities                                                  11,239      43,769
                                                                                    ---------------------

Investing activities:
Purchase of property, plant and equipment                                             (12,409)    (13,363)
Purchase of intangible assets                                                                         (76)
Purchase of license agreements                                                            (26)       (300)
Proceeds from sale of building                                                          5,434
Increase in restricted cash                                                           (10,000)
Purchase of investments                                                                (2,500)    (33,050)
Redemption of investments                                                              23,050       5,000
Acquisitions, net of cash acquired                                                    (59,609)
Increase in notes receivable                                                              (28)
Collection of notes receivable                                                             65          23

                                                                                    ---------------------

Cash used in investing activities                                                     (56,023)    (41,766)
                                                                                    ---------------------

Financing activities:
Change in revolving line of credit, secured                                             2,661       1,514
Capital contributions from minority interest                                                        8,907
Proceeds from short term borrowings                                                    44,553
Return of capital contribution to minority interest                                                (2,000)
Proceeds from issuance of Class A and B shares                                             57      12,286
Repayment of short term borrowings                                                    (10,000)
Repayment of long-term debt                                                            (4,007)     (5,781)
                                                                                    ---------------------

Cash provided by financing activities                                                  33,264      14,926
                                                                                    ---------------------
Increase (decrease) in cash flows due to changes in foreign exchange rates               (695)     (2,412)
                                                                                    ---------------------

(Decrease) increase in cash and cash equivalents                                      (12,215)     14,517

Cash and cash equivalents - beginning of year                                          36,277      21,760
                                                                                    ---------------------

Cash and cash equivalents - end of year                                             $  24,062   $  36,277
                                                                                    =====================

                    See accompanying notes to consolidated financial statements.

                                                                              26

--------------------------------------------------------------------------------

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 1. Description of business and summary of significant accounting policies

Frozen dessert segment (formerly Prepackaged consumer products)

Revenues and profits in the Frozen dessert (formerly Prepackaged consumer products) segment are generated from manufacturing and selling a variety of prepackaged frozen desserts to distributors, including Eskimo Pie Frozen Distribution, and various retail establishments including supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores.

CoolBrands competes in the fast-growing Better for You ice cream category with offerings such as fat-free, non-dairy WholeFruit Sorbet and Atkins Endulge controlled-carbohydrate super premium ice cream. New Better for You offerings by CoolBrands include No Pudge! branded frozen snacks and a line of Better for Kids frozen snacks sold under the Crayola, Justice League, Snapple, Care Bears and Trix Pops brands. CoolBrands also competes in the super premium ice cream category with the Dreamery Ice Cream and Godiva Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams and frozen snacks under brand names including Eskimo Pie, Chipwich, Tropicana and Yoplait.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates a direct store door ice cream distribution system in selected markets in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' 50.1% owned subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of packaged ice cream, frozen yogurt and sorbet products, frozen snacks, soft-serve mixes and other food products to well-known national retailers, food companies and restaurant chains.

Yogurt segment

CoolBrands' subsidiary, CoolBrands Dairy Inc., manufactures cup yogurt at its plant located in North Lawrence, New York and markets the products under the Breyers brand pursuant to a trademark rights agreement, which grants the rights in perpetuity, and under the Creme Savers brand pursuant to a long-term license agreement.

Foodservice segment

Revenues and profits in the Foodservice segment are generated from manufacturing and selling soft-serve yogurt and premium ice cream mixes to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft-serve ice cream and yogurt products to consumers.

Dairy components segment

Revenues and profits in the Dairy components segment are generated from the manufacturing and selling of various ingredients to the dairy industry and from the manufacturing and selling of flexible packaging, such as private label ice cream novelty wraps. CoolBrands' Dairy Components division manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, eggnog bases and other ingredients, and flexible packaging products for use in private label dairy products, in addition to the Company's brands.

Franchising and licensing segment

Revenues and profits in the Franchising and licensing segment are generated by franchising activities, which generate initial and recurring franchise revenues, and from the sale of proprietary products to franchisees and licensees and from Company-owned stores selling ice cream and soft-serve yogurt out of company-owned stores and outlets. CoolBrands' Franchising division franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana Smoothies, Juices & More, Swensen's Ice Cream, I Can't Believe It's Yogurt, Yogen Fruz, Bresler's Premium Ice Cream, Golden Swirl and Ice Cream Churn, with company-owned, franchised and non-traditional partnership locations around the world.

                                                                              27

--------------------------------------------------------------------------------

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 1. Description of business and summary of significant accounting policies (cont'd)

Basis of presentation

The consolidated financial statements are prepared by management using accounting principles generally accepted in the United States and include all wholly and majority owned subsidiaries. All significant intercompany transactions of consolidated subsidiaries are eliminated. Acquisitions recorded as purchases are included in the statement of operations from the date of
acquisition.   All  amounts  are  reported  in  U.S.  dollars  unless  otherwise indicated.

Use of estimates

The  preparation  of  consolidated   financial  statements  in  conformity  with
generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimated.

Cash

All highly liquid commercial paper purchased with maturities of three months or less is classified as a cash equivalent. Cash equivalents are stated at cost, which approximates market value.

Investments

The Company's investment portfolio consisted of investments in Auction rate securities. Auction rate securities are variable rate bonds tied to short term interest rates with maturities on the face of the securities in excess of 90 days. The Company evaluates whether to redeem or rollover each security no later than every 35 days. At August 31, 2005 and 2004 the Company had investment balances of $7,500 and $28,050, respectively.

Inventories

Inventories consist primarily of ice cream, frozen yogurt and frozen dessert products, cup yogurt products, food supplies and packaging. Inventories are valued at the lower of cost and net realizable value, with cost determined principally by the first-in, first-out (FIFO) method.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of buildings and machinery and equipment is provided by the straight-line or declining balance methods, using the estimated useful lives of the assets, principally 20 to 38 years and 2 to 10 years, respectively. Store leasehold improvements are amortized on a straight-line basis over the terms of the leases, principally 5 to 10 years.

Intangible and other assets

Intangible and other assets consist of license agreements, trademarks, trademark rights, franchise agreements and rights and other assets. Amortizing intangibles are stated at cost less accumulated amortization. Amortization is provided by the straight-line method using the terms of the agreements, which range from 4 to 20 years.

Goodwill and other non-amortizable asset

In accordance with Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("Statement 142"), goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but instead are to be tested for impairment at least annually or earlier if there are impairment indicators. Other intangible assets continue to be amortized over their estimated useful lives. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value.

                                                                              28

--------------------------------------------------------------------------------

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 1. Description of business and summary of significant accounting policies (cont'd)

The Company completed its annual impairment testing of goodwill and intangible assets. This review resulted in a $48,701 non-cash pre-tax charge related to a goodwill impairment in the Company's frozen dessert segment and a $3,400 non-cash pre-tax goodwill impairment in the Company's franchise business segment. Also this review resulted in a $1,401 and $ 1,540 non-cash pre-tax charge related to intangible asset impairment for the Company's frozen dessert segment and franchise business segment, respectively.

Long-lived assets

The Company's other long-lived assets include property, plant and equipment and amortizable intangibles. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of these assets may not be recoverable, the Company will assess the recoverability of such assets based upon estimated undiscounted cash flow forecasts, in accordance with Statement of Financial Accounting Standards
(SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". When any such impairment exists, the related assets will be written down to fair value.

During the fourth quarter, due to the presence of indicators, the Company completed impairment testing of other long-lived assets. This review resulted in a $ 483 impairment of property, plant and equipment.

Revenue recognition

Revenue from sales of the Company's products is recognized at the time of sale, which is generally when products are shipped to customers.

Revenue from drayage income is recognized at the time the product is delivered for the vendor to their customer by the Company. Effective September 1, 2004, CoolBrands began the distribution of Dreyer's Grand Ice Cream Holdings, Inc. ("Dreyer's") products as an independent distributor, changing from the previously used drayage basis. As a result of this change, CoolBrands began purchasing products from Dreyer's and selling those products to customers at wholesale, except for Dreyer's scanned based trading customers which continue to be delivered on a drayage basis.

Revenue from sales by company-owned and operated stores is recognized when products are purchased by customers.

Master  franchise  fee  revenues  are  recognized  at the time the  Company  has received the deposit specified in the master franchise agreement, has substantially performed all significant services to be provided in accordance with the terms of the agreement and when collectibility is reasonably determinable.

Single store franchise fees are recognized as revenue when the franchise application is approved, cash payments are received, and the Company has performed substantially all services required under the agreement.

Continuing franchise royalties are based on a percentage of gross sales as reported by the franchisees or gross products purchased by the franchisees. These fees are recognized on an accrual basis as they are earned.

Product introduction expenses

Product introduction expenses (i.e. slotting fees) are recognized as expenses at the time product introduction offers are accepted by our customers, which for measurement purposes is at the time of the first shipment of the product to each customer.

Advertising

The Company spends a significant amount of its advertising dollars with its supermarket customers in the form of co-operative advertising in the chains' weekly circulars. The remainder of the Company's advertising is spent on media and other direct advertising. All advertising costs are expensed as incurred. The Company spent $7,165 on advertising for the year ended August 31, 2005 (2004
- $5,600).

                                                                              29

--------------------------------------------------------------------------------

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 1. Description of business and summary of significant accounting policies (cont'd)

Financial instruments

The carrying amount of financial instruments including cash, investments, restricted cash, receivables, receivables - affiliates, accounts payable, payables - affiliates, accrued liabilities and income taxes payable and income taxes recoverable approximates fair value at August 31, 2005 because of the relatively short maturity of these instruments. The fair value of short term borrowings and long-term debt are disclosed in Note 9. The carrying amount of the remaining long-term debt approximates fair value at August 31, 2005 because of their fluctuating interest rates. The carrying amount of other liabilities approximates fair value at August 31, 2005 because the fair value estimates are based upon pertinent information available to management at August 31, 2005.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash, investments and receivables. The Company attempts to minimize credit risk with respect to receivables by reviewing customers' credit history before extending credit, and by regularly monitoring customers' credit exposure. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Earnings (loss) per share

The Company uses the treasury stock method to determine the dilutive earnings per share. The following table presents the numerators and denominators used in the basic and diluted (loss) earnings per share calculations:

                                                 2005        2004
                                              ---------   ---------
Numerator
Net (loss) earnings                           $ (74,070)  $  23,512
                                              =====================

Denominator
Basic weighted average shares outstanding        55,924      55,441
Dilutive effect of stock awards                                 888
                                              ---------------------
                                                 55,924      56,329
                                              =====================
Net (loss) earnings
Basic                                         $   (1.32)  $     .42
Diluted                                       $   (1.32)  $     .42

Diluted net loss per share for 2005 is equal to basic Net loss per share because the effect of common stock equivalents is anti-dilutive. Potentially dilutive securities, calculated in terms of weighted-average share equivalent of stock options outstanding, are excluded from the calculations of diluted Net loss per share when their inclusion would have anti-dilutive effect. During 2005,145,000 shares of potentially dilutive securities were excluded from weighted-average share calculation for purposes of calculating weighted-average diluted shares and diluted loss per share.

Foreign currency translation

Translation gains or losses of accounts of foreign subsidiaries considered financially and operationally self-sustaining are deferred as a separate component of shareholders' equity until there has been a realized reduction in the net investment.

Foreign currencies are translated into U.S. dollars using the average exchange rate for the year for items included in the Consolidated Statements of Earnings. Foreign currencies are translated into U.S. dollars using the current rate for assets and liabilities included in the consolidated balance sheets except for earnings reinvested in the business, which are translated at historical rates.

                                                                              30

--------------------------------------------------------------------------------

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 1. Description of business and summary of significant accounting policies (cont'd)

Income taxes

Income taxes are calculated using the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

New accounting pronouncements

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This interpretation, which was subsequently revised in December 2003 (FIN 46-R), clarifies certain issues related to Accounting Research Bulletin No. 51, "Consolidated Financial Statements" and addresses consolidation by business enterprises of the assets, liabilities, and results of the activities of a variable interest entity. The Company has determined that it does not hold a variable interest in a variable interest entity under FIN 46-R at August 31, 2005.

In November 2004, the FASB issued SFAS No.151, "Inventory Costs", which is an amendment of Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing". This Statement clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. The provisions of this statement are effective for inventory costs incurred during the fiscal year beginning after June 15, 2005 and are applied on a prospective basis. The Company does not expect the impact of implementing this Statement to have a material effect on its financial statements.

In December 2004, the FASB issued Statement No. 153, "Exchange of Nonmonetary Assets" ("SFAS 153"). SFAS 153 eliminates prior guidance for nonmonetary transactions by eliminating the exception for nonmonetary exchanges of similar production assets and replaces it with a general exception for exchange of nonmonetary assets lacking commercial substance. The provisions of SFAS 153 are effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of SFAS 153 will have a material effect on its financial position or results of operations.

In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"). SFAS 154 requires companies to recognize changes in accounting principle, including changes required by a new accounting pronouncement when the pronouncement does not include specific transition provisions, retrospectively to prior periods' financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect that the adoption of SFAS 154 will have a material effect on its financial position or results of operations.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces "Accounting for Stock-Based Compensation," ("SFAS 123") and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual reporting period that begins after June 15, 2005. Under SFAS 123R, the pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. The Company has not at this time evaluated the impact of implementing this statement on its financial statements.

Reclassifications

Certain 2004 amounts have been reclassified to conform with the 2005 presentation. Certain auction rate securities have been reclassified from cash to investments. Auction rate securities are variable rate bonds tied to short term interest rates with maturities on the face of the securities in excess of 90 days. The Company historically classified these instruments as cash if the period between interest rate resets was 90 days or less, which was based on the Company's ability to either liquidate its holdings or roll the investment over to the next reset period. The Company has classified its auction rate securities at August 31, 2005 of $7,500 and $28,050 at August 31, 2004 as investments. In addition, "Purchase of investments" and "Redemption of investments" included in the accompanying consolidated statements of cash flows, have been revised to reflect the purchase and sale of auction rate securities for the year ended August 31, 2004.

                                                                              31

--------------------------------------------------------------------------------

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 2. Changes in accounting policies

Change in reporting currency

Effective September 1, 2004, the Company changed its reporting currency from Canadian dollars to U.S. dollars since the majority of its business is conducted in the United States and to make comparisons between current and prior periods more meaningful to investors. For comparative purposes, historical financial statements and notes have been restated into U.S. dollars.

Adoption of US GAAP

During the fourth quarter of 2005, the Company adopted, on a retroactive basis, accounting principles generally accepted in the United States of America. Previously the Company prepared its annual and interim consolidated financial statements in accordance with generally accepted accounting principals in Canada ("CAN GAAP"). As a result, the following adjustments have been made to previously issued Consolidated Financial Statements.

The Company promotes its products with advertising, consumer incentive and trade promotions. Such programs include, but are not limited to, cooperative advertising, promotional discounts, coupons, rebates, in-store display incentives, volume based incentives and product introductory payments (i.e. slotting fees). Such consumer and trade promotion activities have been historically accounted for as selling, general and administrative expenses. In accordance with EITF No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendors Products" certain payments made to customers by the Company, including promotional sales allowances, cooperative advertising and product introductory expenditures must be deducted from revenue.

Accordingly, our Consolidated Statement of Operations for 2004 has been restated to reflect a reduction in revenues and selling, general and administrative expenses of $32,913. The reduction in revenues and selling, general and administrative expenses in our 2005 Consolidated Statement of Operations is $68,155.

The following summarizes the impact of restatement for the change from CAN to US GAAP for consumer trade promotion expenses in our Consolidated Statement of
Operations:

                                                                                2005         2004
Total net revenues in accordance with Canadian GAAP                          $  453,225   $  482,851
Less consumer and trade promotion expenditures                                  (68,155)     (32,913)
                                                                             -----------------------
Total net revenues in accordance with U.S. GAAP                              $  385,070   $  449,938
                                                                             =======================

                                                                                2005         2004
Total selling, general and administrative expenses in accordance with
  Canadian GAAP                                                              $  120,327   $   84,601
Less consumer and trade promotion expenditures                                  (68,155)     (32,913)
                                                                             -----------------------
Total selling, general and administrative expenses in accordance with U.S.
  GAAP                                                                       $   52,172   $   51,688
                                                                             =======================

Product introduction expenditures (i.e. slotting fees) incurred by the Company have been historically recognized as expense by amortizing the slotting fees over the twelve months subsequent to the actual acceptance of product introduction offers by our customers. Under U.S. GAAP, such expenditures are recognized as reductions in revenues at the time product introduction offers are accepted by our customers, which for measurement purposes is at the time of the first shipment of the product to each customer. As a result of this change, Retained earnings as of August 31, 2003 has been reduced to reflect the cumulative effect of this change through that date by $3,644. Our previously reported Net earnings for the year ended August 31, 2004 has been increased by $756. Our reported Net loss for the year ended August 31, 2005 was increased by $553, when compared with the Net loss that would have been reported using our historical accounting principles.

                                                                              32

--------------------------------------------------------------------------------

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 2. Changes in accounting policies (cont'd)

The following summarizes the impact of restatement for the change from CAN to US
GAAP  for  new  product  introduction   expenditures   (slotting  fees)  in  our
Consolidated Statement of Operations:

                                                                 2005         2004
Net (loss) earnings income in accordance with Canadian GAAP   $  (73,517)  $   22,756
Adjustment for new product introduction expenditures                (553)         756
                                                              -----------------------
Net (loss) earnings income in accordance with U.S. GAAP       $  (74,070)  $   23,512
                                                              =======================

Stock-based compensation

On September 1, 2005, the Company adopted, on a retroactive basis without restatement, the recommendation of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which required companies to adopt the fair value based method for all stock-based awards granted on or after September 1, 2002. Previously, the Company was required to disclose only the pro-forma effect of stock options issued to employees and employee directors in the notes to the financial statements.

As a result of adopting U.S. GAAP during the fourth quarter of 2005, as previously discussed, the Company adopted, on a modified prospective basis, the recommendations of Financial Accounting Standards Board ("FASB") issued SFAS No. 123 "Accounting for Stock Based Compensation." This statement superseded Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows".

The effect of adopting this accounting policy increased the loss before income taxes and minority interest for fiscal 2005 by $1,918 with a corresponding increase to additional paid-in capital and reduced earnings before income tax and minority interest for fiscal 2004 by $24,270 with a corresponding increase to additional paid-in capital.

Note 3. Acquisitions

2005 Acquisitions

On March 27, 2005, the Company completed the acquisition of the yogurt business of Kraft Foods, Inc. The acquired brands included Breyers Fruit on the Bottom, Light and Creme Savers cup yogurt varieties and Cream Savers Smoothie drinkable yogurt and included substantially all of Kraft's assets related to its yogurt business, including a license for the Breyers trademark, a license for the Creme Savers trademark, a license for the Light 'n Lively trademark and Kraft's manufacturing facility in North Lawrence, New York. The purpose of this acquisition was to diversify CoolBrands business and to reduce its concentration of operations in the frozen dessert segment. Factors that contributed to the purchase price and resulting goodwill were based upon negotiations with the seller and the valuation of the business based upon future contributions to net earnings and cash flow.

The following is a summary of the assets and liabilities acquired and the fair value assigned thereto, and the purchase consideration given:

Fair value acquired:                         Purchase consideration:

Current assets                 $     5,373   Cash                     $   17,500
Property, plant and equipment       11,846   Acquisition costs             1,652
Trademark rights                    15,000   Bank loan                    40,000
                                                                      ----------
Goodwill                            27,582                            $   59,152
                               -----------                            ==========
                                    59,801
Less Liabilities                      (649)
                               -----------
                               $    59,152
                               ===========

                                                                              33

--------------------------------------------------------------------------------

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2005 and 2004
-------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 3. Acquisitions (cont'd)

In April 2005, the Company acquired the assets of Zipp Manufacturing, Inc., a manufacturer of flavors and ingredients. The assets and related business of Zipp Manufacturing were acquired to provide additional volume to our dairy components segment which has excess capacity. The primary factors that contributed to the purchase price and resulting goodwill were based upon negotiations with the seller, CoolBrands' desire for additional production volume and the resulting projected incremental earnings and cash flow.

The following is a summary of the assets and liabilities acquired and the fair value assigned thereto, and the purchase consideration given:

   Fair value acquired:                   Purchase consideration:

   Current assets           $       208   Cash                       $       457
                                                                     ===========
   Equipment                         80
   Goodwill                         258
                            -----------
                                    546
   Less Liabilities                 (89)
                            -----------
                            $       457
                            ===========

Note 4. Receivables, net

                                              2005         2004

   Trade accounts receivable               $   57,213   $   69,692
   Franchise and license fees receivable          324          516
   Notes receivable, current maturities            97          108
                                           -----------------------
                                               57,634       70,316
   Less Allowance for doubtful accounts        (3,108)      (3,164)
                                           -----------------------
                                           $   54,526   $   67,152
                                           =======================

   Allowance for doubtful accounts:

   Year ended August 31, 2003              $    2,888
   Charges to costs and expenses                  818
   Reserve utilized                              (542)
                                           ----------
   Ending balance August 31, 2004               3,164
   Charges to costs and expenses                1,846
   Reserve utilized                            (1,902)
                                           ----------
   Ending balance August 31, 2005          $    3,108
                                           ==========

  No customer accounted for 10 percent or more of Total net revenues in 2005 and 2004.

Note 5. Inventories
                                              2005         2004

   Raw materials and packaging             $   35,304   $   32,484
   Finished goods                              14,651       16,592
                                           -----------------------
                                           $   49,955   $   49,076
                                           =======================

Write-downs of obsolete and slow moving inventories in 2005 and 2004 were $12,723 and $1,165, respectively.

                                                                              34

--------------------------------------------------------------------------------

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 6. Property, plant and equipment

                                                         2005       2004

   Land                                                $  1,577   $    924
   Buildings                                             19,292     10,826
   Machinery and equipment                               35,412     24,341
   Leasehold improvements                                 1,740      2,342
                                                       -------------------
                                                         58,021     38,433
   Less Accumulated depreciation and amortization
       Buildings                                          1,906      1,030
       Machinery and equipment                            7,497      7,769
       Leasehold improvements                               979        904
                                                       -------------------
                                                       $ 47,639   $ 28,730
                                                       ===================

Note 7. Intangible and other assets and Goodwill

Definite life intangible assets are amortized over their estimated useful lives. The Company is required to conduct an annual review of goodwill and intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. During the fourth quarter of 2005, the Company completed its annual review of goodwill and intangible assets. This review resulted in a $2,941 non-cash pre-tax charge related to intangible asset impairment and a non-cash pre-tax charge of $52,101 related to goodwill impairment.

At August 31, 2005 and 2004 goodwill by reportable segment was as follows:

                                                         2005       2004
                                                       -------------------
Frozen dessert                                         $  3,752   $ 52,461
Yogurt                                                   27,582
Foodservice                                              11,302     11,302
Dairy components                                            745        488
Franchising and licensing                                 4,446      7,837
                                                       -------------------

Total Goodwill                                         $ 47,827   $ 72,088
                                                       ===================

                                                                              35

--------------------------------------------------------------------------------

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 7. Intangible and other assets and Goodwill (cont'd)

Intangible assets at August 31, 2005 and 2004 were as follows:

                                                                         2005                       2004
                                                               -----------------------    -----------------------
                                                                Gross                      Gross
                                                               carrying    Accumulated    carrying    Accumulated
                                                                amount    amortization     amount    amortization
                                                               --------   ------------    --------   ------------
Non-amortizable intangible assets                              $ 15,000   $               $          $
Amortizable intangible assets                                     8,126          3,362      12,567          4,305
Other assets                                                      2,605                      3,918
                                                               --------   ------------    --------   ------------

Total Intangible assets and other assets                       $ 25,731   $      3,362    $ 16,485   $      4,305
                                                               ========   ============    ========   ============

Non-amortizable intangible assets are substantially comprised of trademark rights purchased through the acquisitions. Amortizable intangible assets consist primarily of certain trademarks, license agreements and franchise agreements and rights. Pre-tax amortization expense for intangible assets was $745 and $872 for the years ended August 31, 2005 and 2004 respectively. Amortization expense for each of the next five years is currently estimated to be $745 or less.

The movement in goodwill and gross carrying amounts of intangible and other assets is as follows:

                                                                       2005                          2004
                                                            ---------------------------   -------------------------
                                                                        Intangible and               Intangible and
                                                            Goodwill     other assets     Goodwill    other assets
                                                            ---------   ---------------   --------   --------------
Balance at August 31                                        $ 72,088    $       16,485    $ 71,977   $       19,928
   Changes due to:
   Acquisitions                                               27,840            15,000         111
   Goodwill impairment                                       (52,101)
   Intangible asset impairment                                                  (2,941)
   Other                                                                        (2,813)                      (3,443)
                                                            ---------   ---------------   --------   --------------
Balance at August 31                                        $ 47,827    $       25,731    $ 72,088   $       16,485
                                                            =======================================================

Note 8. Short term borrowings

                                                     2005
Unsecured                                          $ 30,000
Secured                                               4,553
                                                   --------
                                                   $ 34,553
                                                   ========

There were no short term borrowings during the year ended August 31, 2004.

                                                                              36

--------------------------------------------------------------------------------

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 8. Short term borrowings (cont'd)

Unsecured

In Connection with the acquisition of the Breyer's yogurt business from Kraft in March 2005, a U.S. subsidiary borrowed $40,000 to finance the acquisition. The unsecured term loan requires monthly payments of interest and repayment of the $40,000 principle balance on November 1, 2005. Interest is payable monthly with interest rates fluctuating with changes in the prime lending or libor rate and the ratio of funded debt to EBITDA. The interest rates plus applicable margin are the lower of Prime plus 0.5% or libor plus 2.5% (6.02% at August 31, 2005). On August 23, 2005, the Company made a principal payment of $10,000 in anticipation of the September 2, 2005 amendment as discussed in Note 9. As of August 31, 2005 the term loan balance was $30,000.

Secured

On April 27, 2005 Americana Foods LLP, which is owned 50.1% by the Company, borrowed $4,553 to purchase a building and adjacent acreage. The loan terms requires monthly, interest-only payments until the April 27, 2006 anniversary date of the note. The note bears interest at Prime plus 0.5% (7.0% at August 31, 2005). The agreement provides a one-time right to extend the maturity date by two years until April 27, 2008. Monthly payments during the two year extension period will be based on a 25-year amortization period.

Americana may also at the extension date choose to continue an interest rate at Prime plus 0.5% or convert to a fixed interest rate to be quoted by the lender. Due to the one year maturity date of April 27, 2006 (before exercise of the extension option), this note is classified as a current liability.

Note 9. Long-term debt

                                                            2005          2004
Term loan, unsecured                                      $ 10,500      $ 13,587
Term loan, secured                                           8,610         9,117
Revolving loan, secured                                      7,145         4,483
Capitalized leases                                             154           567
                                                          ----------------------
                                                            26,409        27,754
Less  Current maturities                                    18,161         8,492
                                                          ----------------------

                                                          $  8,248      $ 19,262
                                                          ======================

In connection with the acquisition of Eskimo Pie Corporation, a subsidiary borrowed $30,000, to finance the acquisition. The unsecured term loan is payable in monthly installments of $250, with the remaining principal balance due November 1, 2005. Interest is payable monthly on the unpaid principal balance with interest rates fluctuating with changes in the prime lending or libor rate and the ratio of funded debt to EBITDA. The interest rates, plus applicable margins were the lower of Prime plus 0.5% or libor plus 2.0% (5.49% at August 31, 2005). As of August 31, 2005 and 2004, the term loan balance was $10,500 and $13,500, respectively.

All borrowings under the above unsecured term loan agreement are guaranteed by the Company. The agreement contains restrictions relating to the payment of dividends, rental obligations, liens, indebtedness, dispositions of property, change in the nature of its business, change in ownership and requires that the net proceeds from the sale (other than in the ordinary course of business) of any assets of Eskimo Pie Corporation must be utilized to reduce the then outstanding principal balance of the term loan. In addition, the Company must maintain certain financial ratios and limit capital expenditures to $5,000 during any fiscal year.

The company was in default of it's financial covenants at May 31, 2005 and August 31, 2005. On September 2, 2005 the company entered into an amendment to its existing credit facilities. The Amendment extends the maturity of the existing facilities from November 1, 2005 until January 3, 2006 and waives defaults in its financial covenants resulting from the company's financial performance.

                                                                              37

--------------------------------------------------------------------------------

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 9. Long-term debt (cont'd)

The September 2, 2005 amendment eliminated all of the financial covenants from the loan agreements through the remainder of the term and grants a security interest in the personal property assets (other than certain excluded assets relating to the operations of the Company's 50.1% owned limited partnership), reduced its outstanding indebtedness to the bank to $40,500, including short term borrowings of $30,000. The Company agreed to an increase of the interest rate from libor plus 2.0% on all remaining outstanding balances to libor plus 4.5%. In addition, the amendment reduced the Company's $5,000 revolving credit facility to $925 and required the Company to maintain $20,000 of cash balances, of which $10,000 is restricted to use as approved by the lender. The increases in interest rates as a result of this Amendment increases the fair value of the related short term borrowings and long-term debt by approximately $331.

Term loan, secured

On November 19, 2002, Americana Foods LLP ("Americana"), which is owned 50.1% by the Company, entered into a credit agreement with a financial institution that includes a term loan of $10,000. This term loan is secured by Americana's property, plant and equipment. Principal payments are payable in fixed monthly installments of $81 based upon a fifteen-year amortization and matures on November 19, 2007. The loan bears interest at Prime plus 0.5% (7.0% at August 31, 2005 and 5.0% at August 31, 2004). As of August 31, 2005 and 2004 the term loan balance was $8,610 and $9,117, respectively.

On March 19, 2005  Americana  executed  an  amendment  to the credit  agreement.
Pursuant to this amendment, a fixed charge coverage ratio of 1.25:1 and a debt-to-tangible net worth ratio of 2:1 must be maintained. The minimum tangible net worth requirement was increased to $20,500 effective March 19, 2005. The partnership is in compliance with its loan covenants at August 31, 2005.

Revolving loan, secured

Americana's credit agreement includes a revolving loan up to $9,000, subject to a borrowing base calculation, and bears interest at Prime plus 0.5% (7.0% at August 31, 2005 and 5.0% at August 31, 2004) and was due on November 30, 2005. At August 31, 2005 approximately $1,855 was available to the Partnership under this loan. The revolving loan is secured by Americana's accounts receivable and inventory and is classified as a current liability.

On November 30, 2005 Americana executed an amendment to the credit agreement which extends the maturity date of the revolving note to January 10, 2006.

Repayments of long-term debt due in each of the next five years are as follows:

                          2006                $ 18,161
                          2007                     416
                          2008                   7,832
                          2009                       -
                          2010                       -
                                              --------

                                              $ 26,409
                                              ========

Interest paid during the year ended August 31, 2005 was $2,350 (2004 - $1,461).

                                                                              38

--------------------------------------------------------------------------------

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 10. Shareholders' equity and stock options
(thousands of shares)

Capital stock

The Company's articles of incorporation authorize 200,000 shares of both Class A Subordinate and Class B Multiple voting no par value shares.

The paid-in-balance for each class of stock at August 31, 2005 was as follows:

                                                                 Paid-In-balance
                                                                 ---------------
Class A Subordinate voting shares                                $        85,659
Class B Multiple voting shares                                   $        11,919

Changes in Capital stock for the two years ended August 31, 2005 were as follows:

                                                                             Class A          Class B
                                                                           Subordinate       Multiple
                                                                          voting shares    voting shares
                                                                           outstanding      outstanding
                                                                                #                #
                                                                          ------------------------------
Balance at August 31, 2003                                                       45,629            6,179

Issuance of shares for stock options exercised                                    3,985

Issuance of shares for warrants exercised                                           100
Multiple voting shares converted to subordinate voting shares                       149             (149)
                                                                          ------------------------------

Balance at August 31, 2004                                                       49,863            6,030
Multiple voting shares converted to subordinate voting shares                         1               (1)

Issuance of shares for stock options exercised                                       54
                                                                          ------------------------------

Balance at August 31, 2005                                                       49,918            6,029
                                                                          ==============================

Class A subordinate voting shares have a preferential right to receive cash dividends when, as and if declared by the Board of Directors. Class B multiple voting shares can be converted at any time into an equivalent number of Class A subordinate voting shares. The Class A subordinate voting shares are entitled to one vote per share and the Class B multiple voting shares are entitled to ten votes per share.

                                                                              39

--------------------------------------------------------------------------------

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 10. Shareholders' equity and stock options (cont'd)

Stock options

Under the Company's stock option plans, non-qualified options to purchase subordinate voting shares are granted to directors, officers, consultants and key employees at exercise prices equal to the fair market value of the stock at the date of grant. On November 1, 2002 the Company's shareholders approved The 2002 Stock Option Plan, which reserved 5.17 million options for issuance and limited the number of options that may be granted in any one fiscal year to 2.5% of outstanding shares. On February 27, 2004 the Company's shareholders approved the elimination of the limitation on the number of options that may be granted in any one fiscal year.

The following table summarizes stock option activity for all stock option plans:

                                                                      Weighted
                                                       Weighted       average
                                                       average      contractual
                                                       exercise         life
                                           Shares     CAD Price      (in years)
     --------------------------------------------------------------------------
     Outstanding at August 31, 2003         4,362     $    3.98             2.7

     Granted                                3,420     $   20.03
     Exercised                             (3,986)    $    4.00
     Cancelled                                (20)    $    8.35
                                           ------
     Outstanding at August 31, 2004         3,776     $   18.47             4.2
     Granted                                1,024     $    4.03
     Exercised                                (54)    $    1.27
     Cancelled                               (829)    $   18.69
                                           ------
     Outstanding at August 31, 2005         3,917     $   14.89             4.9
                                           ======

Options exercisable at August 31, 2005      3,103     $   17.58

The following table summarizes stock options outstanding, exercisable and exercise price range at August 31, 2005:

                              Options Outstanding             Options Exercisable
                    ----------------------------------------------------------------
                                   Weighted-
                                    average      Weighted-                 Weighted-
                    Outstanding    remaining      average    Exercisable    average
     Range of         as of       contractual    exercise       as of      exercise
 exercise prices    08/31/2005       life          price      08/31/2005     price
------------------------------------------------------------------------------------
$  1.15 - $  1.35        128          0.2         $  1.27          63       $  1.26
$  4.03 - $  5.00      1,083          9.2         $  4.10         393       $  4.09
$ 13.75 - $ 15.93      1,096          3.1         $ 15.74       1,037       $ 15.80
$ 22.65 - $ 22.65      1,610          3.5         $ 22.65       1,610       $ 22.65
                       -----                                    -----
                       3,917          4.9         $ 14.89       3,103       $ 17.57
                       =====                                    =====

Stock options reserved for future grant at August 31, 2005 aggregated 452,985.

                                                                              40

--------------------------------------------------------------------------------

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 10. Shareholders' equity and stock options (cont'd)

The Company accounts for stock-based compensation using the fair value method of accounting. Stock-based compensation expense was recognized in the amount of $1,918 (2004 - $30,983) in the Consolidated Statements of Operation. Under the Black-Scholes option pricing model, the weighted-average fair value of the stock options granted during fiscal 2005 was CAD $4.03(2004 - CAD $10.21) per option.

The value of each option granted is estimated on the date of the grant using the
Black-Scholes  options  pricing  model  with  the  following   "weighted-average
assumptions":

For the year ended August 31,                                              2005       2004
                                                                          ----------------
Expected dividend yield                                                     Nil        Nil

Risk-free interest rate (percentage)                                       3.92       2.98

Expected volatility                                                       66.73      67.39

Expect life (in years)                                                       10        4.2

Note 11. Income taxes

The effective income tax rate on (loss) earnings is affected from year to year by the geographic mix of the consolidated (loss) earnings before income taxes. The following table reconciles income tax (recovery) expense computed by applying the combined Canadian Federal/Provincial statutory rate with the actual income tax provision:

                                                                           2005       2004
Combined basic Canadian Federal and Provincial income tax rate            (36.12)%   36.21%
Impact of operating in foreign countries with different effective rates    (1.00)     1.93
Permanent differences:
Non-deductible goodwill impairment                                         24.39
Valuation allowance                                                         5.89
Other                                                                      (3.34)    (1.04)
                                                                          ----------------
                                                                          (10.18)%   37.10%
                                                                          ================

In 2005 the Company established an allowance for non-capital loss carry-forwards as the utilization of such loss carry-forwards was considered unlikely.

Significant components of the Company's deferred tax assets and liabilities as of August 31, 2005 are as follows:

Deferred tax assets
-------------------
Stock options                               $   10,241
Federal net operating loss carry forwards        5,100
Intangible assets                                4,201
Accrued liabilities                              1,639
Inventory                                        2,188
State net operating loss carry forwards            995
Bad debts                                          467
Inventory reserve                                  124
Property, plant and equipment                       92
                                            ----------
                                                25,047
Valuation allowance                             (5,100)
                                            ----------
Total deferred tax assets                   $   19,947
                                            ==========

Deferred tax liabilities
------------------------
Intangible assets                           $    3,761
Property, plant and equipment                    2,423
Other                                               89

                                            ----------
Total deferred tax liabilities              $    6,273
                                            ==========

Income taxes paid during the year ended August 31, 2005 was approximately $4,731 (2004 - $16,299)

                                                                              41

--------------------------------------------------------------------------------

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 12. Retirement plans

A subsidiary of the Company, Eskimo Pie Corporation, had maintained two defined benefit pension plans covering substantially all salaried and executive employees. Upon the acquisition of Eskimo Pie Corporation by the Company, all future participation and all benefits under the plans were frozen. These plans provide retirement benefits based primarily on employee compensation and years of service up to the acquisition of Eskimo Pie Corporation by the Company. The above mentioned plans are referred to as the "Pension Benefits".

In addition, Eskimo Pie Corporation entered into an agreement with Reynolds Metals Company to indemnify the cost of retiree health care and life insurance benefits for salaried employees of Eskimo Pie Corporation who had retired prior to April 1992. Under this agreement, Eskimo Pie Corporation may elect to prepay its remaining obligation. Eskimo Pie Corporation did not provide post retirement health and life insurance benefits for employees who retired subsequent to April 1992. This indemnity agreement is referred to as the "Other Benefits".

The following table reconciles the changes in benefit obligations and plan assets in 2005 and 2004, and reconciles the funded status to accrued benefit cost at August 31, 2005 and August 31, 2004:

                                              Pension benefits   Other benefits
                                              ----------------   --------------
   Benefit obligation
   Beginning balance at August 31, 2003          $   2,088          $   1,637
   Interest cost                                       135                166
   Actuarial loss                                       94
   Benefit payments                                    (78)              (200)
                                                 ------------------------------

   Balance at August 31, 2004                        2,239              1,603
   Interest cost                                       139                200
   Actuarial loss                                      277
   Benefit payments                                    (85)
                                                 ------------------------------

   Ending balance at August 31, 2005             $   2,570   $          1,803
                                                 ==============================

   Plan assets - Basic value
   Beginning balance at August 31, 2003          $   1,925
   Actual return on plan assets                        219
   Contributions                                        20
   Benefit payments                                    (78)
                                                 ---------

   Balance at August 31, 2004                        2,086
   Actual return on plan assets                        338
   Contributions                                        20
   Benefit payments                                    (85)
                                                 ---------

   Ending balance at August 31, 2005             $   2,359
                                                 =========

The funded status for the post retirement health and life insurance benefits is as follows:

                                                                 Other benefits
                                                                 --------------
   Benefit obligations in excess of plan assets                     $   1,803
                                                                    =========
   Accrued benefit cost                                             $   1,803
                                                                    =========

The accrued benefit cost of $1,803 is included in other liabilities at August 31, 2005.

                                                                              42

--------------------------------------------------------------------------------

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 12. Retirement plans (cont'd)

The following table provides the components of the net periodic benefit cost:

                                              Pension benefits   Other benefits
                                              ----------------   --------------
Interest cost                                          $   139           $  200
Expected return on plan assets                            (337)
Recognized net actuarial gain                              187
                                              ---------------------------------

Net period benefit cost (income)                       $   (11)          $  200
                                              =================================

The assumptions used in the measurement of the Eskimo Pie Corporation's benefit obligations are as follows:

                                              Pension benefits   Other benefits
                                              ----------------   --------------
Benefit obligation, beginning of year              6.00%              7.75%
Expected return on plan assets, during
  the year                                         8.00%

The weighted average annual assumed rate of increase in the per capita cost of covered benefits for the Other Benefits Plan (i.e., health care cost trend rate) is 5% for 2005 and is assumed to remain at that level thereafter. A one percentage point increase or decrease in the assumed health care cost trend rate would change the accumulated post retirement benefit obligation by approximately $177 and the net periodic post retirement benefit cost by approximately $18.

The Company's allocation of Pension benefit assets at August 31, 2005 and 2004, target allocations for fiscal 2006 and expected long-term rate of return by asset category are as follows:

--------------------------------------------------------------------------------------------------
                                                                              Weighted-average
                                    Target                                 expected long-term rate
                                  allocation   Percentage of plan assets          of return
--------------------------------------------------------------------------------------------------
Fiscal Year                          2006           2005      2004                  2006
--------------------------------------------------------------------------------------------------
Asset category
Large capitalization equities        35.0           35.8      36.9                   2.8
Mid capitalization equities          15.0           13.0      10.4                   1.8
Small capitalization equities         9.0            7.1       8.6                   1.8
International equities               25.0           27.3      28.0                    .6
Fixed income bonds                   12.0           12.0      12.4                   2.0
Cash and cash equivalents             4.0            4.8       3.7                     -
                                  ----------------------------------------------------------------

                                      100%           100%      100%                    9%
                                  ----------------------------------------------------------------

                                                                              43

--------------------------------------------------------------------------------

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 12. Retirement plans (cont'd)

The Company's investment strategy is to obtain the highest possible return commensurate with the level of assumed risk. Investments are well diversified within each of the major asset categories.

The expected long-term rate of return is figured by using the target allocation and expected returns for each asset class as in the table above. The actual historical returns are also relevant. Annualized returns for periods ending August 31, 2005 have been as follows: 16.7% for one year and 16.4% for three years.

The  Company  expects  that  there  will  be  no  minimum   regulatory   funding
requirements that will need to be made during the fiscal year ending August 31, 2006.

Expected benefit payments are as follows over future years:

Fiscal year                                   Pension benefits   Other benefits
-------------------------------------------------------------------------------
2006                                                 88                200
2007                                                 96                200
2008                                                 94                200
2009                                                 97                200
2010                                                 94                200
2011 - 2015                                         548              1,000

Note 13. Commitments

The majority of distribution warehouse, store and office facility leases are under non-cancelable leases. Substantially all of the leases are net leases, which require the payment of property taxes, insurance and maintenance costs in addition to minimum rental payments. Certain store leases provide for additional rentals based on a percentage of sales and have renewal options for one or more periods from five to twenty years.

At August 31, 2005 the future minimum lease payments under operating leases with rental terms of more than one year, net of sublease rents, amounted to:

                                     Fiscal year ending:

                                                       2006         $  4,363
                                                       2007            3,004
                                                       2008            2,226
                                                       2009            1,360
                                                       2010              554
                                                Later years              886
                                                                    --------

                                     Total minimum obligations      $ 12,393
                                                                    ========

Total rental expense relating to all operating leases (including those with terms less than one year) was $7,698 (2004 - $7,203).

                                                                              44

--------------------------------------------------------------------------------

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 14. Contingencies

Legal matters

The Company is a party to legal proceedings and disputes with franchisees, former franchisees and others, which arise in the ordinary course of business. In the opinion of the Company, it is unlikely that the liabilities, if any, arising from the legal proceedings and disputes will have a material adverse effect on the consolidated financial position of the Company or its operations.

Subleases

Several subsidiaries hold master store leases covering franchised locations. Such leases expire at varying dates to 2013. Where a subsidiary holds the master lease, these premises have been subleased to franchisees under terms and rental rates substantially the same as those in master leases. In a majority of these instances, franchisees make all lease payments directly to the landlords. The Company provides an estimated liability for lease terminations in the event of a default by a franchisee based on the expected costs of releasing or settlement with the landlord. The liability was $291at August 31, 2005. Aggregate minimum future rental payments under these leases approximated $6,074 at August 31, 2005 (2004 - $6,144).

Note 15. Related party transactions and amounts

Calip Dairies, Inc. ("Calip"), an ice cream distributor owned by an officer, director and shareholder of the Company, had a management agreement with Integrated Brands Inc., a subsidiary of the Company which the Company acquired in March 1998. This management agreement was terminated in January 2005 by the mutual agreement of the parties. Under the agreement, Calip provided management services to Integrated Brands for an annual fee of $1,300. Such management fees incurred for the year ended August 31, 2005 were $542 (2004 - $1,300). At August 31, 2005, the $620 (2004 - $850) balance of payables - affiliates represents payables to Calip.

Integrated Brands Inc., also has a distribution agreement with Calip for distribution of the Company's products in the New York Metropolitan Area, Fairfield County in the state of Connecticut, and New Jersey. The distribution agreement continues until December 31, 2007 and thereafter shall automatically renew on December 31 of each year while the agreement is in effect for an additional one-year term, unless terminated under certain conditions. The distribution agreement is terminable by either party on sixty-days' notice. Sales of products to Calip were $9,781 for the year ending August 31, 2005 (2004
- $9,482). At August 31, 2005, $1,840 of the receivables - affiliates represent receivables from Calip (2004 - $3,883). The transactions with Calip occur in the normal course of operations and are measured at the amount of consideration established and agreed to by the related parties.

                                                                              45

--------------------------------------------------------------------------------

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 16. Segment information

CoolBrands  International's  reportable  segments  are Frozen  dessert,  Yogurt,
Foodservice,   Dairy   components  and  Franchising  and  licensing,   including
Company-owned stores.

Revenues and profits in the Frozen dessert segment are generated from selling a variety of prepackaged frozen dessert products to distributors and various retail establishments including supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores.

Revenues and profits in the Yogurt segment are generated from selling a variety of prepackaged Yogurt products to distributors and various retail establishments including supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores.

Revenues and profits in the Foodservice segment are generated from manufacturing and selling soft-serve yogurt and premium ice cream mixes to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft-serve ice cream and yogurt products to consumers.

Revenues and profits in the Dairy components segment are generated from the manufacturing and selling of various ingredients to the dairy industry and from the manufacturing and selling of flexible packaging, such as private label ice cream novelty wraps.

Revenues and profits in the Franchising and licensing segment are generated by franchising activities, which generate initial and recurring revenues and the manufacture and sale of proprietary products to franchisees and licensees and from company-owned stores selling ice cream and soft-serve yogurt out of Company-owned stores and outlets. CoolBrands International Inc. evaluates the performance of its segments and allocates resources to them based on their operating contribution, which represents segment revenues, less direct costs of operation, excluding the allocation of corporate expenses.

                                                                              46

--------------------------------------------------------------------------------

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 16. Segment information (cont'd)

Industry segments:

Year Ended August 31, 2005

                                                                                    Franchising
                                  Frozen                                 Dairy          and
                                  dessert     Yogurt     Foodservice   components    licensing    Corporate   Consolidated
--------------------------------------------------------------------------------------------------------------------------
Revenues                        $  330,972   $  44,007   $    18,397   $   22,589   $    15,200   $     280   $    431,445
Interest income                        797                                                  303         132          1,232
Inter-segment revenues             (43,665)                     (661)      (3,051)                     (230)       (47,607)
                                ------------------------------------------------------------------------------------------
Net revenues                       288,104      44,007        17,736       19,538        15,503         182        385,070
                                ------------------------------------------------------------------------------------------

Segment (loss) earnings            (37,139)      2,376         2,142        2,593          (770)        182        (30,616)

General corporate expenses                                                                              (72)           (72)

Interest expense                    (1,687)       (891)                                      (8)                    (2,586)

Asset impairment                   (50,102)                                              (5,423)                   (55,525)

Gain on sale of building             3,634                                                                           3,634

Minority interest                    2,700                                                                           2,700
                                ------------------------------------------------------------------------------------------

(Loss) earnings before income
  taxes                         $  (82,594)  $   1,485   $     2,142   $    2,593   $    (6,201)  $     110        (82,465)
                                ===========================================================================
Recovery of  income taxes                                                                                           (8,395)
                                                                                                              ------------

Net loss                                                                                                      $    (74,070)
                                                                                                              ============

Assets                          $  157,418   $  69,877   $    20,593   $   33,556   $    14,659   $   1,742   $    297,845

Capital expenditures                10,784         764                                      325         536         12,409

Depreciation and amortization        3,439         420           328          328           510          17          5,042

                                                                              47

--------------------------------------------------------------------------------

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 16. Segment information (cont'd)

Industry segments:

Year Ended August 31, 2004

                                                                            Franchising
                                                                  Dairy         and
                                Frozen dessert   Foodservice   components    licensing    Corporate   Consolidated
------------------------------------------------------------------------------------------------------------------
Revenues                        $      462,842   $    16,382   $   29,516   $    14,188   $     219   $    523,147
Interest income                            261                                      162         108            531
Inter-segment revenues                 (66,533)         (703)      (6,332)                     (172)       (73,740)
                                ----------------------------------------------------------------------------------
Net revenues                           396,570        15,679       23,184        14,350         155        449,938
                                ----------------------------------------------------------------------------------

Segment earnings                        32,168         1,551        3,868         2,047         155         39,789

General corporate expenses                                                                   (1,868)        (1,868)

Interest expense                        (1,491)                                      (7)                    (1,498)

Minority interest                          958                                                                 958
                                ----------------------------------------------------------------------------------

Earnings (loss) before income
  taxes                         $       31,635   $     1,551   $    3,868   $     2,040   $  (1,713)        37,381
                                ===================================================================

Provision for income taxes                                                                                  13,869
                                                                                                      ------------

Net earnings                                                                                          $     23,512
                                                                                                      ============

Assets                          $      240,817   $    17,375   $   30,433   $    16,425   $  12,207   $    317,257

Capital expenditures                    13,009           110          146            98                     13,363

Depreciation and amortization

                                         5,850           335          322           807                      7,314

                                                                              48

--------------------------------------------------------------------------------

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2005 and 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 16. Segment information (cont'd)

Geographic segments:

Year Ended August 31, 2005

                                                    United
                                        Canada      States    International   Consolidated
------------------------------------------------------------------------------------------
Revenues                               $  4,862   $ 422,946     $   3,637     $    431,445
Interest income                             262         800           170            1,232
Inter-segment revenues                     (339)    (47,268)                       (47,607)
                                       ---------------------------------------------------
Net revenues                              4,785     376,478         3,807          385,070
                                       ---------------------------------------------------

Segment (loss) earnings                     849     (33,467)        2,002          (30,616)

General corporate expenses                  (72)                                       (72)

Interest expense                                     (2,586)                        (2,586)

Asset impairment                                    (55,024)         (501)         (55,525)

Gain on sale of building                              3,634                          3,634

Minority interest                                     2,700                          2,700
                                       ---------------------------------------------------

Earnings (loss) before income taxes
                                       $    777   $ (84,743)    $   1,501          (82,465)
                                       ==================================

Recovery of income taxes                                                            (8,395)
                                                                              ------------

Net (loss)                                                                    $    (74,070)
                                                                              ============

Assets                                 $  8,526   $ 279,210     $  10,109     $    297,845

Capital expenditures                        737      11,650            22           12,409

Depreciation and amortization               142       4,719           181            5,042

                                                                              49

--------------------------------------------------------------------------------

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2005 and 2004
------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

Note 16. Segment information (cont'd)

Geographic segments:

Year Ended August 31, 2004

                                                    United
                                        Canada      States    International   Consolidated
------------------------------------------------------------------------------------------
Revenues                               $  4,119   $ 516,004   $       3,024   $    523,147
Interest income                             216         264              51            531
Inter-segment revenues                     (172)    (73,568)                       (73,740)
                                       ---------------------------------------------------
Net revenues                              4,163     442,700           3,075        449,938
                                       ---------------------------------------------------

Segment earnings                            609      37,509           1,671         39,789

General corporate expenses               (1,868)                                    (1,868)

Interest expense                                     (1,498)                        (1,498)

Minority interest                                       958                            958
                                       ---------------------------------------------------

(Loss) earnings before income taxes    $ (1,259)  $  36,969   $       1,671         37,381
                                       ====================================

Provision for income taxes                                                          13,869
                                                                              ------------

Net earnings                                                                  $     23,512
                                                                              ============

Assets                                 $ 19,061   $ 289,323   $       8,873   $    317,257

Capital expenditures                         20      13,339               4         13,363

Depreciation and amortization               153       7,016             145          7,314

                                                                              50

--------------------------------------------------------------------------------

BOARD OF DIRECTORS AND OFFICERS

DIRECTORS                                  OFFICERS

Michael Serruya                            Gary P. Stevens
Co-Chairman & Director                     Chief Financial Officer

David M. Smith                             Francis X. Orfanello
Vice Chairman,                             Vice President
Chief Operating Officer & Director
                                           Timothy Timm
David J. Stein                             Vice President,
President, Chief Executive Officer,        Manufacturing and Quality Assurance
Co-Chairman & Director
                                           John M. Kaczynski
Robert E. Baker                            Senior Vice President,
Lead Director                              Sales & Marketing

Aaron Serruya                              J. Leo Glynn
Director                                   President,
                                           Eskimo Pie Frozen Distribution Inc.
Romeo DeGasperis
Director                                   William J. Weiskopf
                                           President,
Beth L. Bronner                            Value America Flavors and Ingredients
Director
                                           Paul Samuel
L. Joshua Sosland                          Vice President,
Director                                   Sam-Pak Flexible Packaging

Arthur Waldbaum                            John R. LeSauvage
Director                                   Vice President, Operations
  * Scheduled to retire from the Board
    at 2006 Annual Meeting                 Matthew P. Smith
                                           Vice President, Marketing
William R. McManaman
  * Proposed for election to the Board     Stacy L. Pugh
    at 2006 Annual Meeting                 Senior Vice President
                                           Operations, Americana Foods

                                           Craig Hettrich
                                           President, Eskimo Pie Food Service

                                           Daniel C. Heschke
                                           Chief Information Officer

                                                                              51

--------------------------------------------------------------------------------

CORPORATE INFORMATION MANUFACTURING PLANTS

Canadian Head Office
8300 Woodbine Avenue, 5th Floor
Markham, Ontario L3R 9Y7
Canada
Telephone: 905-479-8762
www.coolbrandsinc.com

U.S.A. Head Office
4175 Veterans Highway, 3rd Floor
Ronkonkoma, New York, 11779 U.S.A.
Telephone: 631-737-9700
www.coolbrandsinc.com

American Legal Representation
Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, New York
10174-0208 U.S.A.

Auditor
BDO Dunwoody LLP
Royal Bank Plaza, P.O. Box 32
Toronto, Ontario M5J 2J8
Canada

Listing of Subordinate Voting Shares
The Toronto Stock Exchange
Trading Symbol "COB.SV.A"

Canadian Legal Representation
Stikeman Elliott LLP
Commerce Court West, 53rd Floor
Toronto, Ontario M5L 1B9
Canada

Transfer Agent
Equity Transfer Services Inc
120 Adelaide Street West, Suite 420
Toronto, Ontario M5H 3V1
Canada

Americana Foods LP
3333 Dan Morton Drive
Dallas, TX 75236 U.S.A
Telephone: 972-709-7100

CoolBrands Foodservice
301 North El Paso
Russellville, AK 72811 U.S.A
Telephone: 501-968-1005

Value America Flavors and
Ingredients
2400 South Calhoun Rd.
New Berlin, WI 53151 U.S.A.
Telephone: 262-784-3010

Sam-Pak Flexible Packaging
118 JFK Drive North
Bloomfield, NJ 07003 U.S.A.
Telephone: 973-743-7100

Fruit-a-Freeze
CoolBrands Manufacturing
12919 Leyva St.
Norwalk, CA 90650 U.S.A.
Telephone: 562-407-2881

CoolBrands Dairy Inc.
22 County Route 52
North Lawrence, NY 12967 U.S.A.
Telephone: 315-389-5111

Annual Meeting
The Annual Meeting of Shareholders
will be held on Monday, February 27th,
2006 at 10:00a.m. Sheraton Parkway
Toronto North, (Thornhill Room)
600 Highway 7 East
Richmond Hill. Ontario L4B 1B2

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